Form 10-K, Exhibit 13
period 1993-12-31
TNP ENTERPRISES INC
filed 1994-03-24
CIK 741612

TNP ENTERPRISES, INC. & SUBSIDIARIES

                            1993 ANNUAL REPORT



CONTENTS

To the Shareholders                               2
Sources of Energy                                 4
Management's Discussion and Analysis of
  Financial Condition and Results of Operations   6
Independent Audirots' Report                      17
Consolidated Financial Statements                 18
Selected Electric Operating Statistics            37
Common Stock Information                          38
Directors and Officers                            39
Shareholder Information                           40


HIGHLIGHTS

(Amounts in thousands - except as noted by *)

                                    1993          1992   % Change
Total operating revenues       $   474,242       443,827     6.9

Net earnings                   $    11,605        10,930     6.2

Earnings available for common
  stock                        $    10,726         9,962     7.7

Weighted average number of
  common shares outstanding         10,641         8,545    24.5

Earnings per share of
  common stock*                  $    1.01          1.17   (13.7)

Dividends per share of
  common stock*                 $     1.63          1.63     0.0

Net book value of
  utility plant                 $1,005,995     1,015,709    (1.0)

Kilowatt-hour (KWH) sales        6,286,877     6,066,311     3.6

Average annual KWH sales per
  residential customer*             11,362        11,003     3.3

Electric customers served
  (year-end)*                      211,911       208,897     1.4

Number of employees*                 1,051         1,086    (3.2)



CORPORATE PROFILE

TNP Enterprises, Inc. (Company), based in Fort Worth, Texas, is the parent company of Texas-New Mexico Power Company (Utility). Through the Utility, the Company's principal subsidiary, the Company engages in the production, transmission and distribution of electricity to residential, commercial and industrial customers.

    The Utility serves approximately 212,000 customers in its four Texas divisions and its New Mexico division. Its service areas are located in southeast Texas near Houston, north central Texas in areas surrounding the Dallas-Fort Worth metroplex, the northeast corner of the Texas Panhandle, west Texas in the trans-Pecos region, and in southwest and south central New Mexico.

[CENTERED IN PAGE ONE IS A TNP SERVICE AREA GRAPHIC MAP
COVERING THE STATES OF NEW MEXICO AND TEXAS]

    Prior to 1990, the Utility purchased virtually all of its energy requirements from wholesale third party generators. The Utility reduced its dependence on such third party generators when it acquired, through its subsidiaries, a two-unit, 300-megawatt, lignite-fired power plant in Robertson County, Texas, in 1990 and 1991.

    The plant, called TNP One, uses the circulating fluidized bed technology to produce electricity. This environmentally superior technology allows TNP One to burn Texas lignite, its primary fuel, as well as Western coal, natural gas and petroleum coke. The plant's clean-fuel technology and fuel flexibility will provide benefits to the Utility's customers and the environment for years to come.

    At present, the Company's other two subsidiaries, Bayport
Cogeneration, Inc. and TNP Operating Company, are not involved in any business activities.

<PAGE 1>

TO THE SHAREHOLDERS

     1993 was a year of tough decisions, decisions requiring management to concentrate on the requirements of our customers while assuring the integrity of the Company for our shareholders. For our customers, we took direct steps to add value to the service we provide. For our shareholders, we executed a strategy to stabilize the financing requirements and, for the long-term, to improve the financial performance of TNP Enterprises, Inc. (Company) and its principal subsidiary, Texas-New Mexico Power Company (Utility).


Financial efforts influenced by regulatory actions

    Our efforts to jointly address the interests of shareholders and of customers continued to be negatively affected by regulatory actions in Texas. During 1993, the Public Utility Commission of Texas (PUCT) completed its Final Order proceedings on the Utility's request to include the second unit of its two-unit power plant, TNP One, in base rates. The PUCT granted a rate increase of approximately $19 million, or 53% of the $35.8 million we had requested. We have appealed this decision to a Texas district court.

    The principal adverse effect of the PUCT's actions resulted from its decision to abandon its long-standing method for calculating the amount allowed in cost of service for Federal income tax expense. The effect of this decision was a reduction of approximately $7 million in annualized revenues. The PUCT finally granted, subject to refund, $1.6 million of additional annualized revenues, conditioned upon the Utility obtaining a private letter ruling from the Internal Revenue Service supporting the Utility's position on certain related tax consequences. This issue is reviewed extensively in the notes to consolidated financial statements in this report and is addressed in Management's Discussion and Analysis of Financial Condition and Results of Operations.

    Despite adverse regulatory actions, we were able to improve the debt structure of the Utility. We accomplished this by issuing $240 million in new debt securities last September. The proceeds were used primarily to discharge substantial portions of the indebtedness incurred for the construction of each unit of TNP One and, together with proceeds applied from prior securities offerings, reduced to $147.75 million the original $633.5 million amount of construction debt. This reduction, including a significant prepayment of outstanding indebtedness under the Unit 2 financing facility, was an integral part of an agreement with the lenders to extend the payment schedule for the remaining balance of the construction debt. The extension allows additional time for overall financial improvement, including additional rate relief. We believe the end result was the stabilizing of the financing requirements of the Utility for the balance of the 1990s.

Earnings increase slightly

    For 1993, earnings available for common stock increased 7.7%;
however, based upon the 24.5% increase of the weighted average number of common shares outstanding for 1993, earnings per share decreased to $1.01 in 1993 from $1.17 in 1992.

    Total revenues for the year increased (6.9%), as did kilowatt-hour sales (3.6%) and the number of customers served
(1.4%). These results were assisted by more typical weather experienced in 1993 as compared to 1992.


Definition of "service" evolving

    Our customer base has grown, and so have customer expectations. To meet these expectations, our employees have made a dedicated effort to go beyond the basic requirement of providing a reliable source of electricity to our customers. An example is our personalized energy service program directed to assist customers in their more economical use of energy. During the past year, this program involved our employees in approximately 750 on-site audits for customers and over 6,000 direct mail energy audits.

    During the past three years, several of our local billing offices have been consolidated to increase operating efficiency, but our local employee base remains a central part of our commitment to customers. By our reliance upon employees who are themselves part of the communities we serve, we believe we are in a position to be more aware of our customers' expectations and to more rapidly respond to their needs on a true neighbor-to-neighbor basis. This is that "little bit extra" to which we believe the customer is entitled, in addition to our creating jobs and contributing to the tax revenues of our service areas.

<page 2>

    We will continue to look at the dynamics of different population centers for consolidation opportunities, but always with the commitment of the Utility and our employees to remain a meaningful part of the communities we serve.


TNP One reflects commitment to customers

    The TNP One power plant is another example of our efforts to exceed customer expectations. Recognizing that customers want environmental accountability, we selected an innovative clean fuel technology for the Utility's 300-megawatt lignite-fired plant. In June, the National Environmental Development Association awarded the plant its 1993 Honor Roll Award for the selection and successful implementation of circulating-fluidized bed technology. In 1993 TNP One was also honored to be among the superior plants in the State based on nitrous oxide emissions.

    The first unit of TNP One began commercial operation in September 1990, and the second unit began commercial operation in October 1991. Both units have exceeded their output specifications. The two units produce approximately 30% of the Utility's capacity requirements in Texas. The balance of our customers' requirements are purchased pursuant to negotiated contractual arrangements with third party generators.


Parties reach agreement in New Mexico rate application

    In August 1993, the Utility filed an application to increase its base rate revenues in New Mexico by $1.95 million, or 2.87%, while being able to allow a decrease in overall annualized revenues by $5.13 million for the ultimate benefit to its customers.

    In January 1994, a unanimous settlement was agreed upon by all parties involved in the rate proceeding. Approval of the settlement by the New Mexico Public Utility Commission would effect an increase in the Utility's annual base rate revenues in New Mexico by approximately $400,000, or 0.57%. In addition, as a result of a scheduled decrease of approximately $7.1 million in firm purchased power costs, New Mexico customers will receive a net decrease in their overall rates. Because such a large part of the total revenue requirements in the Utility's New Mexico operations is related to the cost of purchased power, the Utility's effort in contracting for lower costs of power is a principal reason for the positive result for our customers. Lowering of overall rates for customers while allowing the Utility to recover its reasonable costs of providing service is a prime example of the results we are striving to achieve for the benefit of both our customers and our shareholders.

    Pending approval of the settlement by the New Mexico Public
Utility Commission, the rates are expected to become effective this spring.


Quarterly dividends paid to shareholders

    Despite earnings that were not as high as we would have preferred, the Company continued to pay quarterly dividends of $0.4075 per share of common stock during 1993.


Employees' commitment

    Your Company is committed to addressing the interests of both customers and shareholders. We rely upon our employees as our major resource to achieve this goal, and they continued to meet these challenges with excellence during 1993, although with our labor force reduced 3.2% from 1992 and without cost-of-living wage increases in 1992 or 1993.

    To our employees, our grateful acknowledgement of your loyalty and achievements. And to our shareholders, our appreciation for your support as we address the tasks at hand.

By Order of the Board of Directors

March 11, 1994

\s\ Dwight R. Spurlock
DWIGHT R. SPURLOCK
Interim President and
Chief Executive Officer

\s\ R. D. Woofter
R. D. WOOFTER
Chairman of the Board


<page 3>

SOURCES OF ENERGY

     The Utility obtained its electric energy requirements during the year ended December 31, 1993, from sources shown in the table on the next page.

    The Utility's future load growth is considered by the Utility and its suppliers in planning their future construction expenditures based on projections or official contract notifications furnished to its suppliers by the Utility.
Currently the resources of TNP One and the suppliers availability of lignite-, coal-, nuclear-, and gas-fired units are adequate to assure projected requirements for power.

    To the extent the Utility's suppliers experience delays or increases in the costs of construction of new generating facilities, additional costs of complying with regulatory and environmental laws, or increases in the cost of fuel or shortages in fuel supplies, the availability and cost of energy to the Utility will likewise be affected for that portion of supply purchased by the Utility. The Utility does not expect that the factors discussed in this section will result in the inability of its suppliers to provide the portions of power requirements to be purchased by the Utility. The Utility expects to refund or collect within two months or less those amounts of total purchased power costs (including supplier fuel costs) billed to the Utility from suppliers that are over- or under-collected in the current month.

    Terminations of service by those suppliers regulated by the Federal Energy Regulatory Commission (El Paso Electric Company, Southwestern Public Service Company, West Texas Utilities Company and Public Service Company of New Mexico) would require authorization by that commission. The Utility anticipates renewing and amending its purchased power contracts with its suppliers as necessary. As a result of the Utility's efforts in contracting for lower costs of purchased power, the Utility's New Mexico customers are expected to benefit from a scheduled decrease of approximately $7.1 million in annualized firm purchased power costs in 1994, the effect of which will be reduced by a $400,000 increase in base rates.

    In 1990 and 1991, the Utility commenced replacing portions of its Texas purchased power requirements when Unit 1 and Unit 2, respectively, became operational. Beginning in 1992, the full effect of the electric generation of both units was realized. Provisions in the contracts with Texas Utilities Electric Company and Houston Lighting & Power Company allow for reductions in future purchased power commitments.

    Power generated at TNP One is transmitted over the Utility's own transmission line to other utilities' transmission systems for delivery to the Utility's Texas service area systems. To aid in maintaining a reliable supply of power for its customers and to coordinate interconnected operations, the Utility is a member of the Electric Reliability Council of Texas (ERCOT), the Inland Power Pool and the New Mexico Power Pool. See Management's Discussion and Analysis of Financial Condition and Results of Operations and notes 2 and 5 to the consolidated financial statements for additional information about TNP One.


<page 4>


                                    Sources of Energy

                                                       Year of    Percent
                                                       Contract   of Energy   Fuel
Sources*                                Area Served    Expiration Required    Source

TEXAS

Generation
 TNP One                                 Texas Gulf Coast,    -     45.2%   Texas Lignite
                                         Central &                          (Western Coal,
                                         Northern Texas                     Petroleum Coke &
                                                                            Natural Gas Capabilities)

Purchased Power
 Clear Lake Cogeneration                 Texas Gulf Coast    2004    23.5   Natural Gas
   Limited Partnership                                                      (Oil Standby)

 Texas Utilities Electric Company**      Central, Northern   2006 &  22.7   Natural Gas, Lignite
   (Subsidiary of Texas                  & West Texas        2010           & Nuclear
    Utilities Company)                                                      (Oil Standby)

 Houston Lighting & Power                Texas Gulf Coast    2001     4.0   Natural Gas, Coal,
   Company (Subsidiary of                                                   Lignite, Nuclear
    Houston Industries, Inc.)                                               & Cogeneration
                                                                            (Oil Standby)

 West Texas Utilities                    West Texas          2005     2.5   Natural Gas &
   Company (Subsidiary                                                      Coal
   of Central and South                                                     (Oil Standby)
   West Corp.)

 Southwestern Public                     Texas Panhandle     2005     2.1   Coal & Natural Gas
   Service Company                                                          (Oil Standby)


    Total                                                           100.0%

NEW MEXICO

Purchased Power
 El Paso Electric                        Southwest           2002    47.9%  Coal, Natural Gas,
   Company                               New Mexico                         Oil & Nuclear

 Southwestern Public                     South Central       2001    22.2   Coal & Natural Gas
   Service Company                       New Mexico                         (Oil Standby)

 Public Service                          South Central &     2006    16.6   Coal, Natural Gas
   Company of                            Southwest                          & Nuclear
   New Mexico                            New Mexico                         (Oil Standby)

 Other                                   South Central &   Various   13.3   Coal, Natural Gas,
                                         Southwest                          Oil &
                                         New Mexico                         Cogeneration

    Total                                                           100.0%

    * The Utility also has a continual contract with Union
Carbide to provide energy from natural gas sources for the Texas
Gulf Coast. This source did not contribute to the percent of energy required in 1993.

** Except as to one point of delivery, a major source of supply under the contract with an expiration date of 2010, the contract expires in 2006.


<page 5>


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This discussion presents management's analysis of significant factors in the Company's financial condition and results of operations and should be read in conjunction with the consolidated financial statements and notes thereto.

    The only business of the Company is conducted by the Utility.
The principal effects of nonutility activities on the consolidated financial statements are from short-term investments, certain tax benefits and issuance of the Company's common stock.

    The Utility and the Company currently face challenges to their financial stability as a result of uncertainties with respect to detrimental regulatory treatment and the servicing of debt incurred for refinancings of both the Unit 1 and the Unit 2 financing facilities. These matters have arisen by reason of the acquisition and operation by the Utility of TNP One, a two-unit, 300-megawatt, lignite-fueled, circulating fluidized bed generating facility located in Robertson County, Texas, and the related rate proceedings in Texas which disallowed recovery in rates of certain costs of TNP One. While the outcome of certain of these matters, and of other matters discussed below, cannot be predicted, the Utility is vigorously pursuing their favorable conclusion. The adverse resolution of certain of the matters discussed below would require a write-off of some portion of the disallowances and could result in a significant negative impact on earnings in the period of final resolution. The following discussion of certain regulatory proceedings related to TNP One is essential to an analysis of the Company's financial condition and results of operations.


FINANCIAL CONDITION

TNP One Generating Units and Related Regulatory Matters

    Unit 1 and Unit 2 of TNP One each supply 150 megawatts and together are providing, on an annualized basis, approximately 30% of the Utility's electric capacity requirements in Texas. The Utility operates the two units and sells the output of TNP One to its Texas customers. Unit 1 began commercial operation on September 12, 1990, and Unit 2 on October 16, 1991. As of December 31, 1993, the costs of Unit 1 and Unit 2 were $357 million and $282.9 million, respectively. The costs of the two units were funded principally by separate financing facilities.


PUCT Docket No. 9491

    On February 7, 1991, in Docket No. 9491, the Public Utility Commission of Texas (PUCT) approved an increase in annualized revenues of approximately $36.7 million, or 67% of the Utility's original $54.9 million rate request, primarily related to Unit 1. The PUCT's final order allowed $298.5 million of the costs of Unit 1 in rate base; however, the PUCT disallowed from rate base $39.5 million of the requested investment costs of $338 million for that unit. On appeal, a State district court overturned the disallowances and ordered the case remanded to the PUCT for further proceedings consistent with the court's judgment.

    The Utility, the PUCT and certain intervenor cities (Cities) appealed the State district court's judgment to a Texas Court of Appeals. On August 25, 1993, the Court of Appeals rendered a judgment partially reversing the State district court and affirming the PUCT's disallowances for $30.4 million of the total $39.5 million. The Court of Appeals remanded the cause to the district court with instructions that the cause be remanded to the PUCT for proceedings not inconsistent with the appellate opinion. On September 9, 1993, the Utility, the Cities and the PUCT filed motions for rehearing with the Court of Appeals. The PUCT is not expected to act upon the district court's ordered remand until the appellate process, including appeals to the Texas Supreme Court, has been completed.

    Based upon the opinions of the Utility's Texas regulatory counsel, Johnson & Gibbs, a Professional Corporation, management believes that it will prevail in obtaining a remand of a significant portion of the disallowances in Docket No. 9491; however, the ultimate disposition and quantification of these items cannot presently be determined. Accordingly, no provision for any loss that may ultimately be required upon resolution of these matters has been made in the consolidated financial statements.

    If the Utility is not successful in obtaining a final favorable disposition in the appellate proceedings relating to the disallowances in Docket No. 9491, a write-off of some portion of the $39.5 million disallowances would be required, which could result in a significant negative impact on earnings in the period of final resolution.

    For a further discussion of Docket No. 9491, see note 5 to the consolidated financial statements.


PUCT Docket No. 10200

    On March 18, 1993, in Docket No. 10200, the PUCT approved an increase in annualized revenues of $19 million, or 53% of the Utility's original $35.8 million requested rate increase, primarily related to Unit 2. The PUCT's order determined that the reasonable costs for Unit 2 were $261.8 million. The PUCT allowed in rate base $250.7 million of the $275.2 million requested for Unit 2 costs. The difference between the $261.8 million in costs found to be prudent by the PUCT and the $282.9 million total costs of Unit 2 consisted of disallowances of approximately $21.1 million. The PUCT also determined that $11.1 million of Unit 2 costs would be addressed in a future Texas rate application. The PUCT also disallowed $800,000 of $16.1 million in additional costs requested for Unit 1.

    The revenue increase approved by the PUCT reflects application to the Utility of a new method for calculating the amount of Federal income tax expense allowed in cost of service, which had the effect of reducing the allowed revenue


<page 6>


increase from $26 million to $19 million. The PUCT subsequently approved collection by the Utility of an additional $1.6 million in annualized revenues, subject to refund, on the condition that the Utility seek and receive from the Internal Revenue Service
(IRS) a private letter ruling supporting the Utility's position on "normalization" rules with respect to the PUCT order regarding Federal income tax treatment for ratemaking purposes. After receiving PUCT approval on October 19, 1993, the Utility filed, on October 20, 1993, a request with the IRS for a private letter ruling on the issue of a normalization violation. The Utility expects to receive the private letter ruling in 1994. If the private letter ruling supports the Utility's position, the amount of revenues subject to refund ($3.4 million at December 31, 1993) will be recognized in operations upon receipt of the letter.

    The Docket No. 10200 rate order has been appealed to a Texas district court by the Utility and other parties. Because of the Court of Appeals judgment relating to the prudence of starting construction of Unit 2 (Finding of Fact No. 84 in Docket No.
9491), the presiding judge in the Texas district court for the Docket No. 10200 appeal has ordered that the procedural schedule in this appeal be abated until final resolution of the Finding of Fact No. 84 issue in Docket No. 9491. The Utility will vigorously pursue reversal of the PUCT's new position regarding Federal income tax expenses, in addition to seeking judicial relief from the disallowances and certain other rulings by the PUCT in Docket No. 10200. The opposing parties are seeking a variety of relief to obtain lower rates and greater disallowances, including overturning the basis of the Utility's case as presented to the PUCT and sustaining the PUCT's adverse Federal income tax position without regard to any IRS ruling on the normalization issue.

    Based upon the opinions of the Utility's Texas regulatory counsel, Johnson & Gibbs, a Professional Corporation, management believes that it will prevail in obtaining a remand of a significant portion of the disallowances in Docket No. 10200; however, the ultimate disposition and quantification of these items cannot presently be determined. Accordingly, no provision for any loss that may ultimately be required upon resolution of these matters has been made in the consolidated financial statements.

    If the Utility is not successful in obtaining a final favorable disposition in the appellate proceedings relating to the disallowances in Docket No. 10200, a write-off of some portion of the $21.9 million disallowances would be required, which could result in a significant negative impact on earnings in the period of final resolution.

    For a further discussion of Docket No. 10200, see note 5 to the consolidated financial statements.


Other TNP One Matters

    In November 1987, the Utility entered into a fuel supply agreement with Phillips Coal Company (Phillips), owner of a 300-million-ton lignite reserve in Robertson County in proximity to the TNP One site, to provide a lignite fuel source for the 38-year life of TNP One. Phillips subsequently entered into an agreement with a subsidiary of Peter Kiewit Sons', Inc. for development of the lignite mine by a joint venture partnership, Walnut Creek Mining Company. Unit 1 and Unit 2 are capable of utilizing Western coal, petroleum coke and natural gas as alternative fuel sources.


New Mexico Rate Application

    In August 1993, the Utility filed an application with the New
Mexico Public Utility Commission (NMPUC) to increase its base rate revenues in New Mexico by $1.95 million, or 2.87%, and to decrease overall its annualized revenues by $5.13 million.

    On January 28, 1994, a unanimous settlement was executed by all parties involved in the Utility's New Mexico rate application. The settlement, if approved by the NMPUC, would increase the Utility's annual base rate revenues in New Mexico by approximately $400,000, or 0.57%. However, when a scheduled decrease of approximately $7.1 million in firm purchased power costs is considered with the $400,000 increase in base rates, the Utility's customers will receive a net decrease in their overall rates. The overall rate decrease is influenced by the fact that a large part of the total revenue requirements in the Utility's New Mexico operations is related to the cost of purchased power.

    The settlement provides rates that have two very positive aspects. First, it allows the Utility to recover through the increase in base rates the current operating cost of providing service to its customers in New Mexico including a reasonable return on the Utility's investments. Second, it lowers the overall rates charged to the Utility's New Mexico customers. Subject to the successful completion of the proceedings before the NMPUC on the settlement, the proposed rates would become effective in the spring of 1994.


Consolidated Financial Condition

    Nonutility operations did not substantially impact the consolidated financial condition in 1993. Nonutility operations from earlier periods allowed tax benefits in 1991 and in 1992 to be carried back to those periods. The Company's capital requirements are primarily those of the Utility as discussed below in "Utility Financial Condition."

    As a result of the assumption by the Utility of the financing facilities for Unit 1 and Unit 2 in 1990 and 1991, respectively, and related refinancings, the Company's capital structure consisted of 75.2% debt, 23.7% common equity and 1.1% preferred stock at December 31, 1993. Prior to 1990, the Company's capital structure contained less than 50% debt. The Company's long-term goal is to strive for an appropriate capital structure in line with future business activities. (For capital structure ratios for the years 1989 through 1993, see "Selected Annual Consolidated Financial Data" elsewhere in this annual report.)


<page 7>


    The preferred stock and the debt in the consolidated capital structure were issued by the Utility. Although the Company has the ability to issue both preferred stock and bonds, the Company does not currently expect to issue either. Therefore, the consolidated capital structure will be affected by the ability of the Utility to obtain financing as discussed in "Utility Financial Condition" and by the ability of the Company to issue common stock. Since most of the assets, liabilities and earnings capability of the Company are those of the Utility, the ability of the Company to issue common stock and pay dividends will be largely dependent upon the Utility's operations and the Utility's restrictions regarding payment of its dividends as discussed in "Capital Requirements" under "Utility Financial Condition."

    The Company has a Shareholder Rights Plan designed to protect the Company's shareholders from coercive takeover tactics and inadequate or unfair takeover bids. See note 1(m) to the consolidated financial statements.


Utility Financial Condition


Liquidity and Capital Resources

Unit 1 and Unit 2 Financing Facilities

    The Unit 1 and Unit 2 financing facilities were originally entered into by separate subsidiaries of a construction consortium for the construction of Unit 1 and Unit 2 of TNP One. The Unit 1 financing facility was assumed by Texas Generating Company (TGC) on July 20, 1990. The Unit 2 financing facility was assumed by Texas Generating Company II (TGC II) on July 26, 1991. TGC and TGC II are wholly owned subsidiaries of the Utility.

    As discussed further below, the balance of the secured notes payable of the Unit 1 financing facility and a substantial amount of loans under the Unit 2 financing facility were purchased or prepaid on September 29, 1993 with proceeds from the issuance of new debt securities. Such purchases and prepayments reduced the amounts remaining to be repaid under the Unit 2 financing facility to $147.75 million. Thereafter, the Utility made additional unscheduled prepayments of approximately $69 million under the Unit 2 financing facility; the Utility used existing cash and a $15 million equity contribution from the Company to make these additional prepayments. At December 31, 1993, the Unit 2 financing facility balance was $78.8 million which represents secured notes payable, consisting of a series of renewable loans from various lenders in a financing syndicate.

    In contemplation of the prepayments of the Unit 1 and Unit 2 financing facilities, the related credit agreements between the secured lenders and the Utility were amended as of September 21, 1993 to facilitate the issuance of the secured debentures, due 2003, and to extend the maturities of the remaining loans from due dates in 1994 and 1995. The effectiveness of the amendments was contingent upon the application of net proceeds from the sale of the secured debentures, due 2003, and the Series U Bonds. The extension of the maturities of the remaining loans to be outstanding under the Unit 2 financing facility has been approved by the Federal Energy Regulatory Commission and is subject to approval by the NMPUC. The Utility expects to receive the necessary approval prior to June 30, 1994, as required by the amendments. Upon the effective date of the extension, the lenders will receive an extension fee of 1/4 of 1% on their pro-rata share of the $147.75 million commitment. Based upon the December 31, 1993 balance and assuming the approval of the extensions of the maturities under the Unit 2 financing facility, $1.6 million will be due on December 31, 1995, $3.4 million will be due on December 31, 1996, with the remaining amounts due in two equal installments of approximately $36.9 million on December 31, 1997 and 1998.

    Under the amendments to the Unit 2 credit agreement, the Utility is permitted to prepay up to $141.5 million of the $147.75 million commitment under the Unit 2 financing facility and reborrow thereunder up to the amount of such prepayments, subject to scheduled reductions of the commitment of approximately $36.9 million each in 1996, 1997 and 1998. Such reborrowings under the Unit 2 financing facility will be subject to compliance with the EBIT test (as described in note 2 to the consolidated financial statements) and maintenance of an equity to total capital ratio of 20% or more as defined in the credit agreement. As of December 31, 1993, the unused commitment available to be borrowed under the Unit 2 financing facility was approximately $69 million. A commitment fee of 1/4 of 1% per annum is payable on the unused portion of the reducing commitment.

    The Utility expects to file, during the first half of 1994, a Texas application requesting an increase in annualized revenues. If the Utility receives satisfactory results from the application, the Utility expects to be able to repay the remaining amount due under the Unit 2 financing facility through receipt of common equity from the Company, internal cash generation and issuance of debt. See "Capital Resources" below for a discussion of the Utility's external sources for acquiring capital.


Issuance of New Debt Securities

    On September 29, 1993, the Utility issued $100,000,000 of
9.25% First Mortgage Bonds, Series U (New Bonds), due 2000, and
$140,000,000 of 10.75% Secured Debentures, Series A, due 2003.

    Net proceeds from the issuance of the new securities and existing cash were applied as follows: (i) $21.78 million to call the aggregate principal amount, including redemption premiums, of Series H, I, J and K First Mortgage Bonds, (ii) $9.14 million to reimburse the Utility's treasury for funds used to redeem Series G First Mortgage Bonds at maturity on July 1, 1993, (iii) $146 million to prepay or purchase all of the outstanding secured notes payable to lenders under the Unit 1 financing facility and
(iv) $75.75 million to prepay secured


<page 8>

notes payable under the Unit 2 financing facility. Redemption of Series H, I, J and K First Mortgage Bonds was necessary to permit the issuance of the $100,000,000 in New Bonds because of certain restrictions under the Utility's first mortgage bond indenture (Bond Indenture), as discussed below.

    Supplemental indentures relating to Series H, I, J and K First Mortgage Bonds contained a requirement that Net Earnings Available for Interest of the Utility for 12 consecutive months out of the preceding 15 months be at least two-and-one-half (2.5) times the aggregate amount of annual Interest Charges on Bonded Indebtedness which gives effect to the interest on the additional Bonds to be issued (the Interest Coverage Ratio). Under the 2.5 times Interest Coverage Ratio required for issuance of additional First Mortgage Bonds, only a minimal amount of additional First Mortgage Bonds could have been issued. Under the supplemental indentures for the series of Bonds outstanding after the deposit of proceeds from the offering of the new securities for the redemption of Series H, I, J and K Bonds, the Interest Coverage Ratio was reduced to two (2) times.


Capital Requirements

    The Utility's 1993 capital requirements consisted of (1) additions to utility plant and (2) bond sinking fund payments and maturities and preferred stock redemptions. The Utility's cash flows from operations for 1993 were reduced by an $18 million rate refund to the appropriate Texas customers. The refund, discussed in note 5 to the consolidated financial statements, was related to the period from October 1991 through April 1993, during which customers were billed at bonded rates which exceeded the finally authorized rates. During 1993, the Utility's capital requirements were funded with cash flows from operations (after payment of cash dividends on common and preferred stock), excluding the rate refund funded from existing cash. Due to the seasonal nature of the Utility's business, cash flows from operations may fluctuate between quarters, but the Utility expects positive cash flows from operations on an annual basis.

    During the period from January 1, 1994 to December 31, 1999, the Utility currently estimates that its total debt and preferred stock repayments will be $349.4 million. This amount includes the repayments in 1995, 1996, 1997 and 1998 in discharge of the $78.8 million balance outstanding under the Unit 2 financing facility at December 31, 1993. In addition, the Utility expects its utility plant additions to be approximately $180.9 million during the period from January 1, 1994 to December 31, 1999. The Utility expects the requirements for utility plant additions will be funded internally with cash flows from operations. The amounts and types of the foregoing requirements through 1999, after giving effect to the extensions under the Unit 2 financing facility, assuming pending regulatory approval, are estimated as follows:

Capital Requirements (1)

                                   1994   1995   1996  1997  1998 1999  Total
                                              (Dollars in Millions)
Preferred stock redemptions       $ 0.9    0.9   0.8    0.6   0.6  0.2   4.0

Unit 2 financing facility (2)       -      1.6   3.4   36.9  36.9  -    78.8

First Mortgage Bond sinking
 fund payments and retirements      1.1    1.1   1.1  131.1   1.1  1.1 136.6

Secured Debentures,
 due 1999 maturity. . . . .         -      -     -      -     -  130.0 130.0


Total debt and preferred
  stock repayments. . . . .         2.0    3.6   5.3  168.6  38.6 131.3 349.4

Utility plant additions . .        25.9   28.3  32.7   30.4  31.5  32.1 180.9

Total capital requirements        $27.9   31.9  38.0  199.0  70.1 163.4 530.3

       (1) See note 2 to the consolidated financial statements for details of the maturities of all outstanding debt.
       (2)   Based upon the balance outstanding at December 31, 1993.


<page 9>


    Included in the First Mortgage Bond sinking fund payments and retirements amount for 1997 is $130 million of First Mortgage Bonds, Series T, which mature January 15, 1997. The Utility anticipates that it will refinance these bonds and the Secured Debentures due in 1999 through the issuance of additional First Mortgage Bonds or other debt securities, and/or the receipt of common equity from the Company. The Utility does not need additional Available Additions (described below under "Capital Resources") in order to issue First Mortgage Bonds for the purpose of refunding outstanding First Mortgage Bonds.

    As a result of the assumption by the Utility of the financing facilities for Unit 1 and Unit 2 in 1990 and 1991, respectively, and related refinancings, the Utility's capital structure consisted of 75.2% debt, 23.7% common equity and 1.1% preferred stock at December 31, 1993. Prior to 1990, the Utility's capital structure contained less than 50% debt. The Utility's long-term goal is to strive for a conservative capital structure with a debt ratio of less than 50%.


Capital Resources

    At any time, the Utility's ability to access the capital markets on a reasonable basis or otherwise obtain needed financing for operating and capital requirements is subject to the receipt of adequate and timely regulatory relief and market conditions. The Utility's ability to access the capital markets at reasonable costs will specifically be impacted by the ultimate resolution of (1) the amount of rate relief granted for Unit 1 and Unit 2, (2) the contested disallowances of up to $40.3 million and $21.1 million of the costs of Unit 1 and Unit 2, respectively, and (3) the adverse PUCT ruling concerning the treatment of the Federal income tax component of the Utility's cost of service.

    In addition to the aforementioned Unit 2 financing facility, the Utility's external sources for acquiring capital are outlined below:

    First Mortgage Bonds. Assuming an interest rate of 9.25% and satisfactory market conditions, based upon December 31, 1993 financial information, the Utility could have issued approximately $59 million of additional First Mortgage Bonds under the Interest Coverage Ratio requirement. With certain exceptions, the amount of additional First Mortgage Bonds that may be issued is also limited by the Bond Indenture to a certain amount of physical properties which are to be collateralized by the first lien mortgage of the Bond Indenture (Available Additions). Because of the issuance of the New Bonds in September 1993, the Utility has limited ability to issue additional First Mortgage Bonds until more Available Additions are provided upon further repayment of amounts under the financing facilities.

    Secured Debentures. The indenture, under which the Series A Secured Debentures were issued, permits, generally, the issuance of additional secured debentures to the extent that the proceeds from such issuance are used to purchase an equal amount of loans under the Unit 1 and Unit 2 financing facilities.

    Preferred Stock. Due to interest and dividend coverage tests required for issuance of its preferred stock, the Utility cannot presently issue any preferred stock. The Utility does not expect to have the ability to issue preferred stock through 1996.

    Receipt of Common Equity. One source for repayment of the Unit 2 financing facility is anticipated to be the receipt of common equity from the Company. Receipt of future equity contributions by the Utility from the Company will be largely dependent upon the Company's ability to issue common stock.
Since most of the assets, liabilities and earnings capability of the Company are those of the Utility, the ability of the Company to issue common stock and pay dividends will be largely dependent upon the Utility's operations and the Utility's restrictions regarding payment of cash dividends on its common stock.

    The Utility may not pay dividends on its common stock unless all past and current dividends on outstanding preferred stock of the Utility have been paid or declared and set apart for payment and all requisite sinking or purchase fund obligations for the preferred stock of the Utility have been fulfilled. Charter provisions relating to the preferred stock and the Bond Indenture under which First Mortgage Bonds are issued contain restrictions regarding the retained earnings of the Utility. At December 31, 1993, pursuant to the terms of the Bond Indenture, approximately $12.8 million of the Utility's $38.9 million of retained earnings was restricted. In addition, the financing facilities place certain restrictions on the Utility's ability to pay dividends on its common stock, unless certain threshold tests are met. The Utility has satisfied the threshold tests since they became effective, and the Utility does not expect that any of the aforementioned contractual restrictions on the payment of dividends will become operative in 1994. However, the Utility can give no assurance that the Utility will satisfy such tests in the future.

    The Utility's 1993 common stock dividends of $17.3 million exceeded 1993 earnings available for common stock of $10.6 million; however, the Utility's retained earnings were sufficient to allow the dividends to be paid. Contributing to the low-level of earnings in 1993 were the lower rates from the December 1992 adverse ruling of the PUCT regarding the Utility's Federal income tax component in its cost of service and significant interest charges.

    As discussed in "Net Earnings" under "Results of Operations", management has implemented cost saving measures during 1993 and is seeking equitable regulatory treatment in efforts to improve future results of operations. Cash dividend payments are subject to approval of the Board of Directors and are dependent, especially in the longer term, on the Utility's and the Company's future financial condition and adequate and timely regulatory relief, including favorable resolution of pending judicial appeals of rate cases.


<page 10>


Other Matters

Accounting for Postretirement Benefits

    On January 1, 1993, the Utility implemented Statement of Financial Accounting Standards No. 106 (SFAS 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions," which addresses the accounting for other postretirement employee benefits (OPEBs). For the Utility, OPEBs are comprised primarily of health care and death benefits for retired employees. Prior to 1993, the costs of these OPEBs were expensed on a "pay-as-you-go" basis. Beginning in 1993, SFAS 106 requires a change from the "pay-as-you- go" basis to the accrual basis of recognizing the costs of OPEBs during the periods that employees render service to earn the benefits. The 1993 accrual for OPEBs of $2,952,000, based on adoption of SFAS 106, was $2,276,000 greater than the amount that would have been recorded under the "pay-as-you-go" basis.

    In March 1993, the PUCT issued its rules for ratemaking treatment of OPEBs. As part of a general rate case, a utility may request OPEBs expense in cost of service for ratemaking purposes on an accrual basis in accordance with generally accepted accounting principles. The PUCT's rule requires that the amounts included in rates shall be placed in an irrevocable external trust fund dedicated to the payment of OPEBs expenses. Based on the PUCT's rule, the Utility intends to seek recovery of OPEBs expense attributable to its Texas jurisdiction in its next Texas rate case.

    In order to comply with the PUCT's condition for possible recovery of OPEBs expenses, the Utility established in June 1993 a Voluntary Employees' Beneficiary Association (VEBA) trust fund, dedicated to the payment of OPEBs expenses. Monthly cash payments made to the VEBA, which began in June 1993, will fund OPEBs costs for the Utility's Texas and New Mexico operations. See note 1(j) to the consolidated financial statements for information about the funded status of the plan.

    On August 23, 1993, the Utility filed a rate application with the NMPUC which included a request for recovery of the applicable costs of OPEBs. A stipulated agreement among the parties to the proceeding, dated January 28, 1994, subject to approval by the NMPUC, would include such applicable costs in the proposed New Mexico rates, beginning in 1994.

    For future periods, the costs of OPEBs will be affected by changes in the assumed interest rate and the trends in health care costs; based on actuarial assumptions, national health care costs are expected to increase in the future, resulting in further increases in the Utility's costs.


Accounting for Income Taxes

    On January 1, 1993, the Company implemented Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting
for Income Taxes."   The implementation of SFAS 109 did not
result in any significant charge to operations. See note 4 to the consolidated financial statements for details relating to the implementation of SFAS 109.


Accounting for Postemployment Benefits

    The FASB has issued Statement of Financial Accounting Standards No. 112 (SFAS 112), "Employers' Accounting for Postemployment Benefits" which addresses the accounting and reporting for the estimated costs of benefits provided by an employer to former or inactive employees after employment but before retirement. SFAS 112 is effective for fiscal years beginning after December 15, 1993. The Utility estimates such costs to be immaterial.


Effects of Inflation

    The Company does not believe that the effects of inflation, as measured by the Consumer Price Index over the last three years, have had a material impact on the Company's consolidated results of operations and financial condition.


Tax Law Change

    The Omnibus Budget Reconciliation Act of 1993 was signed into law on August 10, 1993. Beginning in 1994, the act provides for the disallowance of certain business deductions, the effect of which is not expected to be material for the Company. The act also provided, effective January 1, 1993, for a corporate income tax rate increase from 34% to 35% to be phased in for taxable income between $10 million and $18 million.


<page 11>


RESULTS OF OPERATIONS

Consolidated

    The Company and its subsidiaries, the Utility, Bayport
Cogeneration, Inc. and TNP Operating Company, combined to produce consolidated earnings available for common stock and earnings per share of common stock for each of the years shown as follows:


                             1993      1992      1991

Earnings Available for
Common Stock (In Thousands)


Utility operations           $10,644   9,877     18,762
Nonutility operations             82      85       (307)

    Total                    $10,726   9,962     18,455


Earnings Per Share of
Common Stock


Utility operations           $   1.00   1.16      2.27
Nonutility operations             .01    .01      (.04)

    Total                    $   1.01   1.17      2.23


    The following table sets forth the percentage relationship of items to operating revenues in the consolidated statements of earnings:

                                   1993    1992    1991



Operating revenues               100.0%    100.0     100.0

Operating expenses:

    Power purchased for resale    42.2      39.3      49.1

    Fuel                           9.4      10.1       5.8

    Other operating and

         general expenses         14.6      15.8      14.8

    Maintenance                    2.4       2.6       2.5

    Depreciation of utility plant  7.6       7.9       6.4

    Taxes, other than on income    6.4       6.6       5.4

    Income taxes                   0.9       0.4       1.8

    Total operating expenses      83.5      82.7      85.8

    Net operating income          16.5      17.3      14.2



Other income, net of taxes         0.2       0.6       0.1

    Earnings before interest
      charges                     16.7      17.9      14.3

    Total interest charges        14.3      15.4       9.9

    Net earnings                   2.4%      2.5       4.4



Utility Operations

Operating Revenues

    Operating revenues for 1993 and 1992 reflect increases of $30,415,000 and $2,484,000 over the respective prior years. The following table presents the components of the changes in operating revenues:

                               Increase (Decrease) From Prior Year

                                     1993                 1992

                                      (Dollars In Thousands)

Base operating revenues        $(1,515)  (0.3)%    $35,785    8.1%

Recovery of purchased

    power costs                 25,926    5.8      (42,561)  (9.6)

Recovery of fuel costs          (1,230)  (0.3)      19,204    4.4

Customer usage                   8,291    1.9      (11,746)  (2.7)

Other revenues                  (1,057)  (0.2)       1,802    0.4

    Total                  $    30,415    6.9%  $    2,484    0.6%

    Base operating revenues are affected primarily by changes in base rates resulting from regulatory commission orders and the effects of variations in sales between customer classifications.

    The significant increase in base operating revenues for 1992 was primarily attributable to bonded rates for Docket No. 10200 being placed into effect in October 1991. The PUCT's final order approving these rates was received on October 16, 1992 and subsequently was amended by the PUCT in an Order on Rehearing on December 22, 1992. The result of this Order on Rehearing was to lower the previously approved increase in annualized revenues by approximately $7 million, from $26 million to approximately $19 million. The PUCT later increased, subject to refund, the annualized revenues by an additional $1.6 million. Because the increase continued to be subject to a possible refund, no additional revenues were recognized in 1992 or 1993 and such amounts were included in revenues subject to refund in the consolidated balance sheets. For more information regarding Docket No. 10200, see note 5 to the consolidated financial statements.

    Purchased power costs are recovered through cost recovery factor clauses in both Texas and New Mexico. Fuel costs are recovered through a fixed fuel factor approved by the PUCT. Recoveries of purchased power and fuel costs are discussed further in "Operating Expenses."

    Customer usage increased in 1993 due to a 3.6% increase in kilowatt-hour (KWH) sales to residential, commercial and industrial customers. The residential usage increase related to an increase in the number of residential customers and warmer temperatures in the Texas service areas; in 1992, milder than normal weather was experienced in the Texas service areas. Commercial usage increased in the Utility's Texas service areas as the result of general retail development in the Northern Division and Southeast Division and the addition of a greyhound race track in the Southeast Division. During 1993, the number of industrial customers decreased by 14, but that


<page 12>

 decrease included the consolidation of 10 customers into 2 customers for billing purposes and the reclassification of 3 customers to the commercial class of customers. The industrial usage increase in the Utility's New Mexico service area resulted from increased consumption of an existing mining customer and the addition of a new mining customer.

    The 1992 decrease in customer usage primarily reflected a 5.46% KWH sales decline. Part of the decrease in customer usage was attributable to the milder than normal temperatures experienced in Texas during 1992. Also contributing to the sales decline was the failure of new customers and revenues to materialize as expected within the industrial class to ameliorate the loss of KWH sales to certain industrial customers.

    From time to time, industrial customers of the Utility express interest in cogeneration as a method of reducing or eliminating reliance upon the Utility as a source of electric service, or to lower fuel costs and improve operating efficiency of process steam generation. During 1993, a major industrial customer in the Utility's Southeast Division requested proposals for a cogeneration project for evaluation by the customer. The Utility's operating revenues from this customer during 1993 were approximately $28 million. In January 1994, a potential developer for the proposed project was selected by the customer. The Utility's goal is to retain this customer and to lower overall system operating costs through coordination with the potential developer. Although the Utility cannot predict the ultimate outcome of the process, the current project as proposed by the customer, and as outlined by the potential developer, appears to present a means by which the Utility may retain electric service to this customer, at current levels. The Utility is actively pursuing the development of the necessary agreements with the potential developer to further define the degree to which electric service to this customer is retained and overall system operating costs may be lowered.

    For information relating to actual KWH sales, number of customers, and revenues, see "Selected Electric Operating
Statistics" elsewhere in this report.


Operating Expenses

    As a regulated entity, the Utility must demonstrate to the regulatory commissions in its rate filings that its requests for recovery of operating expenses to provide service to its customers are reasonable and necessary. In order to provide reliable service to its customers at reasonable rates, management endeavors to control costs through budgeting and monitoring of operating expenses.

    Commencement of commercial operations of Unit 1 in September 1990 and Unit 2 in October 1991 led to increases in certain expenses and interest charges over prior years; however, the Utility experienced decreases in the potential cost of power purchased for resale as a result of the operations of Unit 1 and Unit 2. The 1993 and 1992 levels of expenses each reflect a full year's operations of both units. Variances in expenses from 1991 to 1992 due to a partial year's operation of Unit 2 in 1991 are noted in the following discussion.


Power Purchased for Resale

    Factors affecting the expense of power purchased for resale are (1) the number of KWH purchased from suppliers, (2) the cost per KWH purchased, (3) the recovery or refund of prior under- or over-collections, respectively, of purchased power costs (deferred purchased power costs), and (4) occasional fuel cost refunds from the Utility's suppliers. The Utility's policy regarding the accounting for deferred purchased power costs is discussed in note 1(g) to the consolidated financial statements.

    Power purchased for resale increased $25,926,000 in 1993, and a decrease of $42,561,000 was experienced in 1992. The increase in purchased power expense for 1993 was mainly due to an increase in the average cost of KWH purchased from suppliers. Information concerning the Utility's suppliers is disclosed in "Sources of Energy," elsewhere in this report. Also contributing to the increase in 1993 was an increase in the number of KWH purchased as a result of increased customer usage, discussed under
"Operating Revenues."   The decrease in 1992 resulted from a
decline in the number of KWH purchased. This KWH decrease was caused by the replacement of purchased power with a full year's generation of Unit 2 of TNP One and the decrease in customer
usage, discussed under  "Operating Revenues."   Partially
offsetting the effect of this reduction in the number of KWH purchased in 1992 was an increase in the recovery of deferred purchased power costs.

    As in 1992, the 1993 level of KWH purchases reflects a full year's generation of TNP One; therefore, KWH purchases for 1993 and 1992 are comparable in this respect. No significant changes in KWH purchased resulting from TNP One's operations are expected in the future.

    While costs per KWH from purchased power suppliers are not directly controllable, wholesale rates charged by various suppliers are subject to regulatory authority. The Utility has intervened and will continue to intervene in suppliers rate cases for the purpose of assuring fair and equitable costs to its customers.

Fuel

    Fuel expense decreased $629,000 in 1993, as compared to an increase of $19,204,000 in 1992.

    The decrease in recovery of fuel costs for 1993 resulted from a slightly lower fuel cost recovery factor than that utilized in 1992. These differing fuel factors resulted from using a factor related to bonded rates in 1992 which was adjusted downward in 1993 to comply with the final order in Docket No. 10200. The large increase in 1992 was related to a full year's commercial operation of both Unit 1 and Unit 2.

    Fuel expense primarily represents the recovery of fuel costs through a fixed fuel factor set by the PUCT. The fixed fuel factor is intended to permit the Utility to recover the cost of


<page 13>

 fuel utilized to generate electricity sold in Texas. The factor may be changed only upon approval of the PUCT and is expected to be adjusted for any cumulative under- or over-recovery of fuel costs. At December 31, 1993, the Utility had under-recovered fuel costs, including interest, of approximately $13.6 million related to both units of TNP One. Any requests to the PUCT for recovery of fuel costs require the Utility's demonstration that the costs were reasonable.

    Beginning in 1993, a filing with the PUCT for a reconciliation of fuel costs is required if for any given period of time there is an over-or under-recovery of fuel costs of at least 4% of revenues. Under the PUCT's rules, the months in which utilities may initiate fuel reconciliation proceedings are specified; for the Utility, these months are June and December. In the event of an over- or under-recovery of fuel costs less than the 4% threshold, a filing to adjust the fuel factor may be made at the discretion of management. The Utility expects to file a fuel reconciliation with its next Texas rate application during the first half of 1994. Management will continue to monitor its fuel cost recovery to determine the need to request a change in its fixed fuel factor. For a discussion of the fuel supply agreement for TNP One, see "Other TNP One Matters" under "Financial Condition."


Other Operating and General Expenses and Maintenance

    Other operating and general expenses decreased $597,000 in 1993 after an increase of $4,716,000 in 1992. The 1993 decrease represents primarily decreases in employee pension and thrift benefits and payroll costs which were offset somewhat by an increase in employee postretirement medical costs resulting from implementation of SFAS 106. The decrease in the employee benefits for 1993 was due to an amendment to the pension plan and the curtailment of employer thrift plan contributions on January 1, 1993. Payroll costs declined due to a 3.2% reduction in the number of employees.

    The increase in other operating and general expenses for 1992 was due primarily to additional wheeling costs which were incurred for a full year's transfer of power generated by Unit 2 and to amortization of previously deferred rate case expenses. Wheeling costs are incurred for the transfer of TNP One power over other utilities' transmission systems for delivery to the Utility's Texas systems. The years 1993 and 1992 reflected wheeling costs for both Unit 1 and Unit 2; therefore, any future changes in this level of expense would be the result of changes in monthly wheeling charges. Regarding deferred rate case expenses, a full year's amortization was reflected in both 1993 and 1992, making them comparable in this respect; in 1994, another year's amortization remains for the deferred rate case expenses.

    As previously discussed under "Financial Condition," implementation of SFAS 106 may lead to additional costs in the future. Other operating and general expenses will be affected in 1994 because of a 3% cost-of-living payroll adjustment for full-time employees effective January 10, and the restoration of employer thrift plan contributions scheduled to resume beginning July 1. Since the last cost-of-living payroll adjustment granted to the Utility's employees was in 1991, these changes were made to maintain the level of experienced personnel necessary for providing quality service to the Utility's customers.

    No significant variances have occurred in maintenance expense over the last three years. Maintenance outages are scheduled in the first and fourth quarters of 1994 for Unit 2 and Unit 1, respectively. Since prior years reflect expenses for past scheduled outages of the units, no significant increase in maintenance expense is anticipated in 1994.


Depreciation of Utility Plant

    Depreciation expense increased $917,000 and $7,071,000 in 1993 and 1992, respectively. The 1993 increase was related to normal additions to utility plant while the large increase in 1992 reflects a full year's expense for Unit 2 and Unit 1. Future increases in depreciation would be the result of normal utility plant additions and regulatory approvals of changes in depreciation rates as supported by required periodic independent studies.

Taxes, Other Than On Income

    Taxes, other than on income increased $1,046,000 and $5,462,000 in 1993 and 1992, respectively. The 1993 increase related primarily to an increase in revenue-related taxes which resulted from increased revenues upon which the taxes are based. The increase in 1992 was primarily related to an increase in property-related taxes resulting from (1) a full year's expense related to Unit 2 as compared to only a partial year in 1991 and
(2) increases in the property tax rates in Texas.


Income Taxes

    Income taxes increased $2,397,000 in 1993 after a decrease of $5,963,000 in 1992. The increase in 1993 resulted from an increase in earnings over 1992, a decline in the regulatory-ordered amortization of excess deferred taxes, and an increase in Federal income tax rates. Income taxes decreased in 1992 due to the decline in net earnings compared to 1991. For the years 1993, 1992 and 1991, the Utility incurred tax net operating losses due to accelerated tax depreciation deductions and increased interest charges on debt related to TNP One and subsequent refinancings; however, payments of current income taxes were required based on minimum tax (MT) requirements. To the extent that the Utility is subject to MT requirements and limitations on the utilization of available credits, payments of current Federal income taxes are expected to be required in 1994.

    As discussed in "Accounting for Income Taxes" under "Financial Condition," implementation of SFAS 109 did not result in any significant charge to earnings. For information regarding the Company's income taxes, see note 4 to the consolidated financial statements.


<page 14>


    As with all areas of the Utility's cost of service, recovery of income tax expenses is expected in rates charged to customers. However, as discussed in "PUCT Docket No. 10200" under "Financial Condition," uncertainties exist with respect to the Utility's Federal income tax expense component of cost of service. The Utility is pursuing reversal of the PUCT's adverse decisions.


Other Income, Net of Taxes

    The Utility's contribution to other income, net of taxes increased in 1992 by $1,290,000 primarily because of interest earned on short-term investments, principally repurchase agreements and government money trusts, during the year. Considerable cash was used in 1993 to make optional payments under the Unit 2 financing facility thereby reducing cash available for the aforementioned investments. This contributed to the decrease of $901,000 in 1993. (For a discussion of nonutility operations contribution to other income, see "Nonutility Operations.")

Interest Charges

    Total interest charges decreased slightly by $342,000 in 1993 after an increase of $24,723,000 in 1992.

    The slight decrease in interest on long-term debt in 1993 was the net result of several transactions. Decreases in 1993 expense resulted from (1) redemption of Series G First Mortgage Bonds at maturity on July 1, 1993, (2) redemption of Series H, I, J and K First Mortgage Bonds to permit issuance of Series U First Mortgage Bonds and (3) prepayments made under the Unit 1 and Unit 2 financing facilities. Partially offsetting these decreases in interest on long-term debt were the issuances of Series U First Mortgage Bonds and Series A Secured Debentures in September 1993.

    Interest on long-term debt increased in 1992 due to the issuance in January 1992 of $130 million of 11.25% Series T First Mortgage Bonds and $130 million of 12.50% Secured Debentures, due in 1999. The Utility used $194 million of the proceeds from the issuance to retire a portion of the Unit 1 and Unit 2 financing facilities, as was required for extended payment dates under the amended terms of the financing facilities. The notes payable under the financing facilities had lower interest rates than the new securities. Interest charges also increased in 1992 due to the debt for Unit 2 being outstanding for a full year as compared to a partial year in 1991.

    In 1994, the full effects of the 1993 redemptions and new issuances are expected to result in a net increase in interest on long-term debt. Any changes in the interest rates or balances related to the Unit 2 financing facility in 1994 will also have an effect on long-term debt interest.

    Other interest and amortization of debt discount, premium and expense for 1993 reflects a fourth quarter amortization of debt expense associated with the issuances of Series U Bonds and Series A Secured Debentures and further amendments to the Unit 1 and Unit 2 financing facilities; therefore, an increase in this expense can be expected in 1994 due to a full year's amortization. In 1993, other interest included interest on the provision for a refund of bonded revenues billed in excess of the amounts allowed under Docket No. 10200.

    Other interest and amortization of debt discount, premium and expense increased during 1992 primarily as the result of the issuances of the Series T Bonds and Secured Debentures, due 1999 discussed above, as well as the amortization of expenses related to the amendments of the Unit 1 and Unit 2 financing facilities. Other interest expense increased due to the accrual of interest on the provision for a refund of bonded revenues billed in excess of the amounts allowed in Docket No. 10200. Partially offsetting these increases was a decrease in interest on unsecured notes payable to banks. The Utility utilized a portion of the proceeds from the issuance of the Series T Bonds and Secured Debentures, due 1999 to retire $26 million of unsecured notes payable to banks. The remaining $10 million portion of such notes was retired in August 1992.

    Allowance for borrowed funds used during construction (AFUDC) decreased in 1992 when compared to 1991 because Unit 2 was placed in commercial operation on October 16, 1991. AFUDC for 1991 reflected primarily the qualified capitalization of interest on the financing facility for Unit 2 from the date of assumption (July 26, 1991) until the date Unit 2 began commercial operation.

    The Utility's receipt of equity contributions and proceeds from future issuances of debt securities are anticipated to help satisfy the scheduled repayments of the Unit 2 financing facility. Interest rates on debt securities are expected to be greater than those interest rates under the financing facility. Interest rates on additional debt may be further increased if the Utility's outstanding regulatory matters are not satisfactorily resolved.

Net Earnings

    The Utility's contribution to consolidated net earnings increased $678,000 in 1993 after a significant decline of $8,995,000 in 1992.

    The decline in the Utility's contribution to consolidated net earnings in 1992 was due primarily to (1) the decrease in customer usage as discussed in "Operating Revenues," (2) the PUCT's abandonment of its long-standing methodology for determination of the Federal income tax expense component of cost of service in the PUCT's Order on Rehearing in Docket No. 10200 and (3) the increases in interest expense.

    The slight increase in 1993 resulted from increased KWH sales, the effect of which was reduced by increases in depreciation expense, taxes, other than on income and income taxes and a decrease in other income as previously discussed. The level of 1993 contribution to net earnings also reflects the adverse tax ruling by the PUCT, discussed above in "PUCT Docket No. 10200" under "Financial Condition."


<page 15>


    Early in 1993, the Utility implemented cost saving measures such as (1) suspension of the Utility's matching contributions to the employees thrift plan, (2) revision to the Utility's pension plan and (3) implementation of a general employee salary and wage freeze and limitations on hiring new employees and replacements. These cost saving measures more than offset the increase in expenses related to the health care and death benefits plans resulting from implementation of SFAS 106. With the exception of the Utility's wage-step progression increases reactivated in April 1993, these measures continued in effect throughout 1993. The Utility reduced its labor force by 3.2% during 1993, trimming $1.1 million from operations and maintenance expenses. Even so, the Utility's return on common equity for 1993 and 1992 was 4.97% and 4.80%, respectively, although the Utility's rate of return granted in Docket No. 10200 authorized a return on common equity of 13.16%. Based on the Utility's earnings for 1993 and 1992 and the expected increases in interest on long-term debt and certain other expenses, equitable rate relief in Texas appears to be necessary for any significant improvement in financial results to occur during 1994.

    Future regulatory treatment and court decisions regarding
Docket Nos. 9491 and 10200, as previously discussed, will have a direct bearing on future earnings.


Nonutility Operations

    Contributions to earnings from nonutility operations during 1993 and 1992 were principally from short-term investment activities and, during 1993, a refund of a portion of state franchise tax paid by the Company in prior periods. Due to the Company's equity contribution to the Utility in November 1993, the Company's short-term investments declined during 1993. Nonutility operations are reflected in other income, net of taxes in the consolidated statements of earnings. The contributions from nonutility operations to consolidated earnings are not expected to increase until such time as nonutility operations include new business that generates earnings; however, presently the Company has no specific plans for new business.


<page 16>


INDEPENDENT AUDITORS' REPORT


The Shareholders and Board of Directors
TNP Enterprises, Inc.:


    We have audited the accompanying consolidated balance sheets of TNP Enterprises, Inc. and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of earnings, common stock equity and redeemable cumulative preferred stocks, and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TNP Enterprises, Inc. and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles.

    As discussed in note 5 to the consolidated financial statements, uncertainties exist with respect to the outcome of certain regulatory matters. The ultimate outcome of these matters cannot presently be determined. Accordingly, no provision for any loss that may ultimately be required upon resolution of these matters has been made in the accompanying consolidated financial statements.

    As discussed in note 4 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1993 to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. As discussed in note 1(j), the Company also adopted the provisions of the Financial Accounting Standards Board's SFAS No. 106, Employers Accounting for Postretirement Benefits Other Than Pensions in 1993.


KPMG PEAT MARWICK


Fort Worth, Texas
January 28, 1994


<page 17>

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Earnings
Three Years Ended December 31, 1993

                                    1993     1992     1991
                       (In Thousands Except Per Share Amounts)

Operating revenues (note 5)       $474,242  443,827   441,343

Operating expenses:
Power purchased for resale         200,183   174,257  216,818
Fuel                                44,348    44,977    25,773
Other operating and general
  expenses (note 1(j))              69,406    70,003    65,287
Maintenance                         11,460    11,342    11,225
Depreciation of utility plant       36,015    35,098    28,027
Taxes, other than on income         30,296    29,250    23,788
Income taxes (note 4)                4,294     1,897     7,860

    Total operating expenses       396,002   366,824   378,778

    Net operating income            78,240    77,003    62,565

Other income, net of taxes
  (note 4)                           1,306     2,210       528

     Earnings before interest
       charges                      79,546    79,213    63,093

Interest charges:
Interest on long-term debt          63,833    63,893    44,919
Other interest and amortization
  of debt discount,premium and
  expense                            4,411     4,539     3,266
Allowance for borrowed funds
  used during construction            (303)    (149)     (4,625)


    Total interest charges           67,941    68,283    43,560


    Net earnings                     11,605    10,930    19,533

Dividends on preferred stocks           879       968     1,078

    Earnings available for
      common stock                $  10,726     9,962    18,455

Weighted average number of
  common shares outstanding          10,641     8,545     8,275

Earnings per share of
  common stock                     $   1.01      1.17      2.23

Dividends per share of
  common stock                     $   1.63      1.63      1.63

See accompanying notes to consolidated financial statements.


<page 18>



CONSOLIDATED BALANCE SHEETS
December 31, 1993 and 1992

                                               1993       1992
                                                (In Thousands)
ASSETS
Utility plant, at original cost
  (notes 2,5):
Electric plant                             $1,203,636   1,184,635
Construction work in progress                   5,282       3,922
                                            1,208,918   1,188,557
Less accumulated depreciation                 202,923     172,848
    Net utility plant                       1,005,995   1,015,709
Nonutility property, at cost                    1,673       1,322
Current assets:
Cash and cash equivalents                      12,423      86,785
Customer receivables                              764         122
Refundable income taxes                            -        2,636
Inventories, at the lower of
  average cost or market:
    Fuel                                        1,422       1,246
    Materials and supplies                      7,793       7,185
Deferred purchased power and fuel costs        15,151      17,735
Accumulated deferred taxes on income
  (note 4)                                      4,251          -
Other current assets                            1,071         545
    Total current assets                       42,875     116,254
Regulatory tax assets (note 4)                 16,915          -
Deferred charges (note 4)                      37,779      49,422
                                           $1,105,237   1,182,707

CAPITALIZATION AND LIABILITIES
Capitalization:
Common stock equity:
    Common stock, no par value per share.
      Authorized 50,000,000 shares;
      issued 10,695,860 shares in 1993
      and 10,597,564 shares in 1992        $   131,615    129,914
    Retained earnings (note 3)                  82,012     88,621
        Total common stock equity              213,627    218,535
Redeemable cumulative preferred stocks
  (note 3)                                       9,560     10,440
Long-term debt, net of amount due within
  one year (note 2)                            678,994    742,087
        Total capitalization                   902,181    971,062
Current liabilities:
Long-term debt due within one year               1,070     10,288
Accounts payable                                22,450     25,809
Accrued interest                                16,115      8,869
Accrued taxes (note 4)                          17,221     22,243
Customers' deposits                              4,464      4,236
Revenues subject to refund (note 5)              3,400     17,515
Other current and accrued liabilities           13,412      8,029
        Total current liabilities               78,132     96,989
Customers' advances for construction               169        311
Regulatory tax liabilities (note 4)             20,412        -
Accumulated deferred taxes on income
  (note 4)                                      85,995     93,879
Accumulated deferred investment tax
  credits (note 4)                              18,348     20,466
Commitments and contingencies (note 5)      $1,105,237  1,182,707

See accompanying notes to consolidated financial statements.

<page 19>

Consolidated Statements of Common Stock Equity and Redeemable Cumulative Preferred Stocks

Three Years Ended December 31, 1993

                                                Common Stock Equity             Redeemable
                                                                                Cumulative
                                      Common Stock      Retained                Preferred
                                    Shares    Amount    Earnings  Total         Stocks
                                                     (In Thousands)
Year ended December 31, 1991:

Balance, January 1, 1991             8,238     $    84,462    87,377    171,839  12,600
Net earnings for the year                                     19,533     19,533

Dividends on preferred stocks                                 (1,078)    (1,078)

Dividends on common stock -
  $1.63 per share                                            (13,485)   (13,485)

Sale of common stock                    80           1,527                1,527


Purchase and retirement of
  preferred stocks - 1,200
  shares 4.65% Series B, 600
  shares 4.75% Series C, 1,200
  shares 11% Series D, 600
  shares 11% Series E, 1,200
  shares 11% Series F and
  8,000 shares 11.875%
  Series G                                                         52        52 (1,280)

Balance, December 31, 1991          8,318          85,989      92,399   178,388 11,320


Year ended December 31, 1992:

Net earnings for the year                                      10,930    10,930

Dividends on preferred stocks                                    (968)     (968)

Dividends on common stock -
  $1.63 per share                                             (13,780)  (13,780)


Sale of common stock                2,280          43,925                43,925


Purchase and retirement of
  preferred stocks - 1,200
  shares 4.65% Series B,
  600 shares 4.75% Series C,
  1,200 shares 11% Series D,
  600 shares 11% Series E,
  1,200 shares 11% Series F and
  4,000 shares 11.875% Series G                                   40         40   (880)

Balance, December 31, 1992         10,598         129,914     88,621    218,535  10,440


Year ended December 31, 1993:

Net earnings for the year                                     11,605     11,605

Dividends on preferred stocks                                   (879)      (879)


Dividends on common stock -
  $1.63 per share                                            (17,344)   (17,344)


Sale of common stock                   98          1,701                  1,701


Purchase and retirement of
  preferred stocks - 1,200 shares
  4.65% Series B, 600 shares 4.75%
  Series C, 1,200 shares 11%
  Series D, 600 shares 11% Series
  E, 1,200 shares 11% Series F and
  4,000 shares 11.875% Series G                                    9         9    (880)

Balance, December 31, 1993         10,696       $131,615      82,012   213,627   9,560

See accompanying notes to consolidated financial statements.


<page 20>



Consolidated Statements of Cash Flows
Three Years Ended December 31, 1993


                                     1993        1992      1991
                                         (In Thousands)

Cash flows from operations:
  Net earnings                    $    11,605    10,930   19,533
  Items not requiring cash:
    Depreciation of utility
      plant                            36,015    35,098   28,027
    Amortization of debt
      expense, discount and
      premium, and other
      deferred charges                  4,939     5,667    1,227

    Allowance for borrowed funds
      used during construction           (303)    (149)   (4,625)
    Deferred taxes on income            5,534      541    19,370
    Investment tax credit adjustments    (953)  (2,479)  (10,825)
  Changes in certain current assets
    and liabilities:
    Customer receivables                 (642)   1,784    (1,097)
    Refundable income taxes             2,636   14,732
    Inventories                          (784)    (451)      113
    Deferred purchased power and
      fuel costs                        2,584   (5,493)   (8,202)
    Other current assets                 (203)     659       723
    Accounts payable                   (3,359)  (2,007)    3,271
    Accrued interest                    7,246    2,256    (1,865)
    Accrued taxes                      (3,729)   5,542     7,377
    Customers' deposits                   228      284        55
    Revenues subject to refund        (14,115)  15,961     1,554
    Other current and accrued
      liabilities                       5,383   (1,553)   (2,332)
  Other - net                          (1,384)  (4,042)   (9,511)
      TOTAL                            50,698   62,548     57,525

Cash flows from investing
  activities:
    Additions to utility plant, net
      of capitalized depreciation
      and interest                   (25,998)  (22,098)  (29,931)
    Additions to deferred charges       (362)     (312)  (12,605)
       TOTAL                         (26,360)  (22,410)  (42,536)

Cash flows from financing
  activities:
    Dividends on preferred and
      common stocks                  (18,223)  (14,748)  (14,563)
    Issuances:
      Common stock                     1,701    43,925     1,527
      Long-term debt                 240,000   271,500    32,000
      Deferred expenses associated
        with financings               (8,940)   (9,124)       -
    Redemptions:
      Preferred stocks                  (880)     (880)   (1,280)
      Long-term debt                (312,358) (245,498)     (574)
      Short-term debt                     -    (36,000)   (5,900)
        TOTAL                        (98,700)    9,175    11,210


Net change in cash and cash
  equivalents                        (74,362)   49,313    26,199
Cash and cash equivalents at
  beginning of year                   86,785    37,472    11,273
Cash and cash equivalents at
  end of year                      $  12,423    86,785    37,472

Supplemental disclosures of
  cash flow information:

  Cash paid during the years for:
    Interest (net of amount
      capitalized)                 $  59,028    62,130   41,708
    Income taxes                       3,263     1,230      847


See accompanying notes to consolidated financial statements.


<page 21>


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1993, 1992 and 1991


(1)  Summary of Significant Accounting Policies

(a) Principles of Consolidation

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Texas- New Mexico Power Company (Utility), Bayport Cogeneration, Inc. and TNP Operating Company. The Utility has two wholly owned subsidiaries, Texas Generating Company (TGC) and Texas Generating Company II (TGC II). All intercompany transactions and balances have been eliminated in consolidation.

    The principal subsidiary is the Utility. The Utility is a public utility engaged in the generation, purchase, transmission, distribution and sale of electricity within the states of Texas and New Mexico. The Utility is subject to regulation by the Public Utility Commission of Texas (PUCT) and the New Mexico Public Utility Commission (NMPUC). The Utility is subject in some of its activities, including the issuance of securities, to the jurisdiction of the Federal Energy Regulatory Commission
(FERC), and its accounting records are maintained in accordance with the FERC's Uniform System of Accounts.

    TGC and TGC II were incorporated in Texas in 1988 and 1991, respectively, as financing entities for the assumption of ownership and liabilities related to two 150-megawatt lignite-fueled generating units, Unit 1 and Unit 2, respectively, collectively referred to as TNP One. The units were constructed by a nonaffiliated consortium in Robertson County, Texas, and are operated by the Utility under the terms of operating agreements between the Utility and its subsidiaries. Notes 2 and 5 provide additional information about the financings and regulatory treatments of Unit 1 and Unit 2.

(b) Utility Plant

    The costs of additions to utility plant and replacement of retired units of property are capitalized. Costs include labor, materials and similar items and indirect charges for such items as engineering, supervision and transportation. Property repairs and replacement of minor items of property are included in maintenance expense.

    The cost of depreciable units of plant retired or disposed of in the normal course of business is eliminated from utility plant accounts, and such cost plus removal expenses less salvage is charged to accumulated depreciation. When complete operating units are disposed of, appropriate adjustments are made to accumulated depreciation, and the resulting gains or losses, if any, are recognized.


(c)      Depreciation

    Depreciation is provided on a straight-line basis over the estimated service lives of the properties. Depreciation of utility plant, other than transportation equipment, is charged to earnings. Depreciation of transportation equipment is charged to earnings and property accounts in accordance with the equipment's use.

    Depreciation as a percentage of average depreciable cost was 3.00%, 3.10% and 3.17% in 1993, 1992 and 1991, respectively.

(d) Unamortized Debt Expense, Discount and

         Premium on Debt

    Expenses incurred in connection with the issuance of outstanding long-term debt and discount and premium related to such debt are amortized on a straight-line basis over the lives of the respective issues.

(e)      Revenues and Purchased Power

    Revenues are recognized on the basis of meter readings which are made on a monthly cycle. The Utility does not accrue revenues for power sold but not billed at the end of an accounting period.

    Power purchased is recorded on the basis of billings from suppliers; no accrual is made for power delivered to the Utility between the dates of such billings and the end of an accounting period.



(f)      Customer Receivables

    The Utility sells customer receivables to a nonaffiliated company on a nonrecourse basis.


(g)      Deferred Purchased Power and Fuel Costs

    The deferral method of accounting is used for the portions of purchased power and fuel costs which are recoverable in subsequent periods under purchased power costs recovery adjustment clauses. These clauses provide the ability to refund or collect, in the second succeeding month, those amounts of purchased power costs over- or under-collected in the current month. At December 31, 1993 and 1992, the Utility had under-recovered purchased power costs of approximately $1,520,000 and $6,640,000, respectively.

    At December 31, 1993 and 1992, the Utility also had under-recovered fuel costs of approximately $13,631,000 and $11,095,000, respectively, related to TNP One. A fixed fuel factor approved by the PUCT is intended to permit the Utility to recover the cost of fuel utilized to generate electricity sold in Texas. The factor may be changed only upon approval of the PUCT and is expected to be adjusted for any cumulative over- or under-recovery of fuel costs.

(h) Allowance for Borrowed Funds Used

    During Construction

    The applicable regulatory uniform system of accounts defines allowance for funds used during construction as including the net cost during the period of construction of borrowed funds used for construction purposes and a reasonable rate on other funds when so used. In that connection, the Utility used an accrual rate of 7.53% in 1993, 5.8% in 1992 and 8.0% in 1991 for borrowed funds used during construction, excluding capitalized interest related to the financing facilities.

    Capitalized interest related to the financing facility for Unit 2 (note 2) was approximately $4,234,000 in 1991. Interest was capitalized from the date of assumption of the Unit 2 indebtedness, July 26, 1991, until the date on which Unit 2 began commercial operation, October 16, 1991.


<page 22>


(i) Income Taxes

    The Company and its subsidiaries account for certain income and expense items differently for financial reporting purposes than for income tax purposes. Provisions for deferred income taxes are made for such differences. As discussed in note 4, the Company changed its method of accounting for income taxes in 1993 to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

    Investment tax credits utilized are deferred and amortized to earnings ratably over the estimated service lives of the related assets.


 (j) Employee Benefit Plans

    The Utility has in effect a trusteed defined benefit retirement plan available to employees who are 21 years of age and over and have at least one year of service with the Utility. The Utility's funding policy is to contribute annually at least the minimum amount required by government funding standards, but not more than that which can be deducted for Federal income tax purposes.

    The net pension costs for 1993, 1992 and 1991 included the following components:


                                 1993     1992      1991
                                   (In Thousands)
Service cost                    $1,472     2,148     1,914
Interest cost on projected
    benefit obligation           4,191     4,504     4,197
Reduction for actual return
    on plan assets              (6,126)   (5,071)  (12,276)
Other - net                        300       258     7,706
                               $  (163)    1,839     1,541


      The following table is a summary of the plan's funded status at December 31, 1993 and 1992:

                                                  1993     1992
                                                 (In Thousands)
Plan assets (principally marketable
    securities) at estimated fair value        $69,763    66,643

Projected benefit obligation (including
    accumulated benefit obligations for
    1993 and 1992 of approximately
    $55,509,000 and $43,894,000,
    respectively)                             (60,618)   (58,190)
                                                9,145      8,453

Unrecognized net asset                           (171)      (198)
Unrecognized prior service cost                (2,990)     3,668
Unrecognized net gain                          (9,554)   (15,657)
Net pension liability (included in other
    current and accrued liabilities in the
    consolidated balance sheets)             $ (3,570)    (3,734)


    The weighted average discount rate and the rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.15% and 4.15%, respectively, for 1993 and 8.5% and 5.75%, respectively, for 1992. The weighted average expected long-term rate of return on plan assets for 1993 and 1992 was 9.5%. The vested benefit obligations at December 31, 1993 and 1992, were approximately $50,457,000 and $39,757,000, respectively.

    The defined benefit retirement plan was amended to change, for all participants retiring after December 31, 1992, the determination of average monthly compensation used in calculating the amount of retirement benefits from the average of the three highest consecutive calendar years to the average of the completed calendar years of compensation after 1992.

    The Utility has a voluntary thrift plan, administered by a trustee, with a provision for the Utility to contribute to the plan amounts equal to certain percentages of amounts contributed by employees. Employees have the option of investing their contributions and contributions of the Utility, if any, in either, or a combination of, certain government securities, the Company's common stock or, since January 1, 1992, two mutual funds. Effective January 1, 1992, the plan calls for the Utility's contributions to be used to purchase the Company's common stock which the employees may later convert into investments in one or more of the other investing options. Effective January 1, 1993, the Utility suspended its matching contributions to the thrift plan for an indefinite period; however, the Utility's Board of Directors has approved restoration of the Utility's matching contributions, to be effective for employee contributions made after June 30, 1994. The Utility's contributions to the thrift plan amounted to approximately $1,592,000 and $1,487,000 in 1992 and 1991, respectively. Thrift plan assets included 1,471,213 shares and 1,482,490 shares of the Company's common stock at December 31, 1993 and 1992, respectively.

    On November 9, 1993, the Board of Directors of the Utility renewed forms of employment contracts between the Utility and its officers and its other key personnel. The principal purpose of the contracts is to encourage retention of management and other key personnel required for the orderly conduct of the business of the Utility during any threatened or pending acquisition of the Company or the Utility and during any transition of ownership. The terms of the contracts, from date of execution, are three years as to certain officers and managers of the Utility and two years as to the other key personnel. Upon the expiration date of each contract, the Utility, at its option, may extend the contract for additional three or two year periods, as appropriate. The contracts provide for lump sum compensation payments and other rights to the officers and the other key personnel in the event of termination of employment or other adverse treatment of such persons following a "change in control" of the Company or the Utility, which event is


<page 23>

defined to include, among other things, substantial changes in the corporate structure or ownership of either entity or in the Board of Directors of either entity.

     Health care and death benefits and an excess benefit plan have been provided at minimal or no cost to retired employees. The excess benefit plan is provided under an insurance policy arrangement and is backed by a letter of credit which will be funded only if a change in control occurs.

    On January 1, 1993, the Utility implemented Statement of Financial Accounting Standards No. 106 (SFAS 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions," which addresses the accounting for other postretirement employee
benefits (OPEBs).   For the Utility, OPEBs are comprised
primarily of health care and death benefits for retired employees. Prior to 1993, the costs of these OPEBs were expensed on a "pay-as-you-go" basis. For 1992, these costs were approximately $760,000. Beginning in 1993, SFAS 106 requires a change from the "pay-as-you-go" basis to the accrual basis of recognizing the costs of OPEBs during the periods that employees render service to earn the benefits. SFAS 106 also requires employers to recognize the costs of benefits already earned by active employees and retirees at the date of adoption of SFAS 106 (the transition obligation).

    For the Utility, an annual accrual for OPEBs is comprised of
(1) the portion of the expected postretirement benefit obligation attributed to employee service during that period (the service cost), (2) amortization of the transition obligation and (3) the interest costs associated with the total unfunded accumulated obligation for future benefits. For 1993, these costs amounted to approximately $508,000, $934,000 and $1,510,000, respectively. This total cost of $2,952,000 based on adoption of SFAS 106 was $2,276,000 greater than the amount of $676,000 that would have been recorded under the "pay-as-you-go" basis. The assumed health care cost trend rate used to measure the expected cost of benefits was 11.5% for 1993 and is assumed to diminish to 8.4% for 1994, then trend downward slightly each year to a level of 6% for 2003 and thereafter. The Utility's remaining transition obligation of $17,750,000 at December 31, 1993 is to be amortized over a remaining nineteen-year period. A 1% increase in the assumed health care cost trend rate would result in (1) an increase of $3,235,000 in the Utility's accumulated benefit obligation at December 31, 1993 and (2) an increase of $538,000 for 1993 in the aggregate service and interest costs.

    In March 1993, the PUCT issued its rules for ratemaking treatment of OPEBs. As part of a general rate case, a utility may request OPEBs expense in cost of service for ratemaking purposes on an accrual basis in accordance with generally accepted accounting principles. The PUCT's rule includes recovery of the transition obligation and requires that the amounts included in rates shall be placed in an irrevocable external trust fund dedicated to the payment of OPEBs expenses. Based on the PUCT's rule, the Utility intends to seek recovery of OPEBs expense attributable to its Texas jurisdiction in its next Texas rate case.

    In order to comply with the PUCT's condition for possible recovery of OPEBs expenses, the Utility established in June 1993 a Voluntary Employees Beneficiary Association (VEBA) trust fund, dedicated to the payment of OPEBs expenses. Monthly cash payments made to the VEBA, which began in June 1993, will fund the three OPEBs expense components of the Utility's total Texas and New Mexico operations.

    On August 23, 1993, the Utility filed a rate application with the NMPUC which included a request for recovery of the applicable costs of OPEBs. A stipulated agreement among the parties in the application, dated January 28, 1994, subject to approval by the NMPUC, would include such applicable costs in the proposed New Mexico rates, beginning in 1994.

    The following table presents the plan's funded status reconciled with amounts recognized in the consolidated balance sheets at December 31, 1993 and 1992:


                                          1993        1992
                                           (In Thousands)
Accumulated postretirement
    benefit obligation:
    Retirees and dependents            $(15,828)     (13,604)
    Active employees                     (7,671)      (5,080)
                                        (23,499)     (18,684)

Plan assets at fair value                  1,297          -
Accumulated postretirement
    benefit obligation in excess
    of plan assets                       (22,202)    (18,684)
Unrecognized net loss                      3,533          -
Unrecognized transition obligation        17,750      18,684
Accrued postretirement benefit cost
    included in other current and
    accrued liabilities                $    (919)         -


    The discount rate used in determining the acutuarial present value of the accumulated post retirement benefit obligation was 7.15% and 8.50% for 1993 and 1992, respectively.

(k) Fair Values of Financial Instruments

    The fair value amounts of certain financial instruments included in the accompanying consolidated balance sheets at December 31, 1993 and 1992 were as follows:

    * The fair value of cash and cash equivalents approximates the carrying amount because of the short maturity of those instruments.
    * The total estimated fair value of long-term debt was approximately $723 million and $755 million in 1993 and 1992, respectively. The total estimated fair value of preferred stocks was $7.6 million and $7.7 million in 1993 and 1992, respectively. The estimated fair values of long-term debt and preferred stocks were based on quoted market prices of the same or similar issues.


<page 24>


(l) Statements of Cash Flows

    For purposes of the consolidated statements of cash flows, the Company considers temporary cash investments with original maturities of three months or less to be cash equivalents.

    On July 26, 1991, TGC II assumed ownership of TNP One, Unit 2 and assumed the related liabilities totaling approximately $269 million. In addition, approximately $12 million of deferred charges related to TNP One, Unit 2 was reclassified to utility plant.

    During 1992, the Utility reclassified approximately $12 million of deferred charges to utility plant.

    On January 1, 1993, the Utility recognized certain assets and liabilities and certain reclassifications as a result of implementation of Statement of Financial Accounting Standards No.
109 (SFAS 109). See note 4 for further discussion of SFAS 109, including amounts of these transactions.

(m) Shareholder Rights Plan

    The Company has a Shareholder Rights Plan (Rights Plan) that is designed to protect the Company's shareholders from coercive takeover tactics and inadequate or unfair takeover bids. The Rights Plan, adopted in 1988 and amended on November 13, 1990, by the Company's Board of Directors, provides for the distribution of one right for each share of the Company's common stock held of record as of the close of business on November 4, 1988 and for each share of common stock issued thereafter until November 4, 1998. Each right entitles the shareholder to elect to exercise the right in whole or in part to purchase, upon the occurrence of certain events, one share of common stock at an initial price of $45 per share or, under certain circumstances, shares of common stock at half the then-current market price or, with an election to exercise such rights without payment of cash, to receive the number of shares of the Company's common stock or other securities having an aggregate value equal to the excess of (i) the value of the common stock or other securities on the date of the exercise of the rights over (ii) the cash payment that would have been payable upon the exercise of the rights if an election for cash payment had been made. Until certain triggering events occur, the rights will trade together with the Company's common stock and separate rights certificates will not be issued. Among the triggering events are the acquisition by a person or group of persons of 10% or more of the Company's outstanding common stock or the commencement of a tender or exchange offer which, upon consummation, would result in a person or group of persons owning 15% or more of the Company's outstanding common stock. The rights expire November 4, 1998, unless earlier redeemed or exchanged by the Company, and have had no effect on earnings per share.

(n) Common Stock

    At December 31, 1993, 425,189 shares of the Company's common stock were reserved for issuance to the Utility's Employees Thrift Plan. Additionally, 417,991 shares of the Company's common stock were reserved for subsequent issuance to the Company's shareholders under a Dividend Reinvestment and Stock Purchase Plan.

(o) Earnings Per Share

    Earnings per share of common stock are computed for each year based upon the weighted average number of common shares outstanding. Net earnings are reduced for preferred dividend requirements.


(2)  Long-term Debt

Long-term debt outstanding was as follows:

                                              1993       1992
                                             (In Thousands)
First mortgage bonds:
Series G,     4.700%    due 1993       $         -        9,138
Series H,     4.950     due 1995                 -        3,700
Series I,     6.075     due 1996                 -        3,750
Series J,     9.000     due 1999                 -        7,800
Series K,     8.500     due 2001                 -        6,400
Series L,     10.500    due 2000              9,840       9,960
Series M,     8.700     due 2006              8,400       8,500
Series R,     10.000    due 2017             63,700      64,350
Series S,     9.625     due 2019             20,000      20,000
Series T,     11.250    due 1997            130,000     130,000
Series U,     9.250     due 2000            100,000          -

    Total                                   331,940     263,598

    Unamortized discount,
         net of premium                        (676)       (723)

First mortgage bonds, net                   331,264     262,875

Secured debentures:
    12.50% due 1999                         130,000     130,000
    Series A, 10.75% due 2003               140,000          -
                                            270,000     130,000

Secured notes payable                        78,800     359,500


Total long-term debt                        680,064     752,375
    Less long-term debt due
         within one year                     (1,070)    (10,288)

Total long-term debt, net                  $678,994     742,087

Issuance of Additional First Mortgage Bonds and Secured Debentures

    On September 29, 1993, the Utility issued $100 million of
9.25% First Mortgage Bonds, Series U, due September 15, 2000 (New
Bonds), and $140 million of 10.75% Secured Debentures, Series A, due September 15, 2003 (Debentures, due 2003).

    After fees and expenses, combined net proceeds available to


<page 25>

 the Utility from the issuances of the New Bonds and the Debentures, due 2003, and existing cash were utilized as follows:

    (a) $146 million was used to prepay or purchase all of the outstanding secured notes payable to lenders under the Unit 1 financing facility, as discussed below;

    (b) $75.75 million was used to prepay secured notes payable under the Unit 2 financing facility, as discussed below;

    (c) $21.78 million was deposited for the call for redemption of the aggregate principal amount, including redemption premiums, of Series H, I, J and K First Mortgage Bonds; and

    (d) $9.14 million was used to reimburse the Utility's treasury for funds used to redeem Series G First Mortgage Bonds at maturity on July 1, 1993.

    Supplemental indentures relating to Series H, I, J and K First Mortgage Bonds contained a requirement that Net Earnings Available for Interest of the Utility for 12 consecutive months out of the preceding 15 months be at least two-and-one-half (2.5) times the aggregate amount of annual Interest Charges on Bonded Indebtedness which gives effect to the interest on the additional Bonds to be issued (the Interest Coverage Ratio). Under the 2.5 times Interest Coverage Ratio required for issuance of additional First Mortgage Bonds, only a minimal amount of additional First Mortgage Bonds could have been issued. Under the supplemental indentures for the series of Bonds outstanding after the deposit of proceeds from the offering for the redemption of Series H, I, J and K Bonds, the Interest Coverage Ratio was reduced to two (2) times. The maturity of Series G Bonds on July 1, 1993, and the call for redemption of Series H, I, J and K Bonds permitted the issuance of additional Bonds and consummation of the offering of $100 million of New Bonds.


Amendments to the Financing Facilities

    At December 31, 1992, secured notes payable represented loans issued under two financing facilities, which were originally entered into by separate subsidiaries of a construction consortium, for the construction of Unit 1 and Unit 2 of the TNP One generating plant. The Unit 1 financing facility was assumed by TGC on July 20, 1990. The Unit 2 financing facility was assumed by TGC II on July 26, 1991.

    On September 29, 1993, the balance of the secured notes payable under the Unit 1 financing facility was purchased or prepaid, and $75.75 million of secured notes payable under the Unit 2 financing facility was prepaid, reducing that outstanding commitment to $147.75 million; funds used for these prepayments and purchases were provided from issuance of the New Bonds and the Debentures, due 2003, and from existing cash, as discussed above. Thereafter, the Utility made additional unscheduled prepayments of approximately $69 million under the Unit 2 financing facility. The $78.8 million balance at December 31, 1993 represents secured notes payable under the Unit 2 financing facility, consisting of a series of renewable loans from various lenders in a financing syndicate.

    In contemplation of the prepayments of the Unit 1 and Unit 2 financing facilities, the related credit agreements between the secured lenders and the Utility were amended as of September 21, 1993 to facilitate the issuance of the Debentures, due 2003, and to extend the maturities of the remaining loans from due dates in 1994 and 1995. The effectiveness of the amendments was contingent upon the application of proceeds from the sale of the Debentures, due 2003, and the New Bonds. The extension of the maturities of the remaining loans to be outstanding under the Unit 2 financing facility is subject to further approvals from the FERC and the NMPUC. The Utility expects to receive the necessary approvals within the period required by the amendments. Upon the effective date of the extension, the lenders will receive an extension fee of 1/4 of 1% on their pro-rata share of the $147.75 million commitment. Based upon the December 31, 1993 balance and assuming the regulatory approvals of the extensions of the maturities under the Unit 2 financing facility, $1.6 million will be due on December 31, 1995, $3.4 million will be due on December 31, 1996, with the remaining amounts due in two equal installments of approximately $36.9 million on December 31, 1997 and 1998.

    Under the amendments to the Unit 2 credit agreement, the Utility is permitted to prepay up to $141.5 million of the $147.75 million commitment under the Unit 2 financing facility and reborrow thereunder up to the amount of such prepayments, subject to scheduled reductions of the commitment of approximately $36.9 million each in 1996, 1997 and 1998. Such reborrowings under the Unit 2 financing facility will be subject to compliance with the EBIT test (as described below) and maintenance of an equity to total capital ratio of 20% or more as defined in the credit agreement. As of December 31, 1993, the unused commitment available to be borrowed under the Unit 2 financing facility was approximately $69 million. A commitment fee of 1/4 of 1% per annum is payable on the unused portion of the reducing commitment.

    The financing facilities contain certain covenants which, under specified conditions, restrict the payment of cash dividends on common stock of the Utility. The most restrictive of such covenants are an interest coverage test and an equity ratio test. Under the interest coverage test, the Utility may not pay cash dividends on its common stock unless its prior twelve months earnings (exclusive of any writedowns resulting from actions of the PUCT, to the extent included in operating expenses) before interest and income taxes equals or exceeds the sum of all of the interest expense on indebtedness for the same period (said calculation, the EBIT Test). This restriction becomes effective only after the third consecutive calendar quarter during which the Utility does not meet the EBIT Test and continues in effect until after the quarter in which the Utility has


<page 26>

met the twelve-month EBIT Test. The Utility has met the EBIT Test at each quarterly date since this test became effective. Under the recently required equity ratio test, the Utility may not pay cash dividends on its common stock if, at the preceding quarterly date, the Utility's ratio of equity capitalization to total capitalization is less than 20%. As of December 31, 1993, this test was met.

    Under the two financing facilities, interest rates were determined under several alternative methods. During 1993, all rates at the time of each borrowing were no higher than the prime lending rate plus a margin of 1 3/8%. The effective costs of borrowing under the secured notes payable were 7.23% and 5.61% at December 31, 1993 and 1992, respectively. Under the amended Unit 2 financing facility, the margins will increase by 1/2 of 1% each year in 1994 and 1995 and by 1/4 of 1% each year in 1996, 1997 and 1998.



Additional Information

    Substantially all utility plant owned directly by the Utility is subject to the first lien of the Utility's first mortgage bond indenture, as supplemented (the Bond Indenture). Until repaid, the holders of the secured notes payable and of the secured debentures have a lien junior to the first lien of the Bond Indenture on substantially all utility plant in Texas owned directly by the Utility.

    The Debentures, due 2003, are secured by a pledge by the Utility to the new debenture trustee of a replacement note (1993 Unit 1 Replacement Note) in an amount equal to the principal amount of the Debentures, due 2003, purchased by the Utility from secured lenders under the Unit 1 financing facility. The 1993 Unit 1 Replacement Note is secured ratably by the original Unit 1 First Lien Mortgage of the Unit 1 financing facility on the assets of TGC, the existing second mortgage lien on the Utility's Bond Indenture trust estate assets in Texas and certain other collateral. The Debentures, due 2003, rank pari passu with the outstanding secured debentures, due 1999, in their Unit 1 mortgage lien on the assets of TGC and other security interests.

    The secured debentures, due 1999, are secured ratably by a 1992 Unit 1 replacement note and a 1992 Unit 2 replacement note ($65 million each), which are in turn secured by first liens on the assets of TGC and TGC II, respectively, and by the existing second mortgage lien on the Utility s Bond Indenture trust estate assets in Texas and certain other collateral.

    Under the terms of each financing facility, the secured notes payable and the replacement notes are secured by related first liens on Unit 1 and Unit 2 until undivided interests in Unit 1 and Unit 2 have been purchased from TGC and TGC II, respectively, by the Utility, whereupon such undivided interests become subject to the lien of the Bond Indenture. In connection with the prepayments of the secured notes payable under the Unit 1 and Unit 2 financing facilities in September 1993, the Utility purchased from TGC and TGC II certain undivided direct interests in Unit 1 and Unit 2, respectively; accordingly, these interests were released from the first liens of the financing facilities. These purchases were in addition to interests in Unit 1 acquired by the Utility in 1992 and 1990.

    As of December 31, 1993, TGC owns a 205/345 undivided interest in Unit 1 with the remaining fractional interest being owned directly by the Utility. (The denominator of 345 represents the historical maximum balance of $345 million that was originally borrowed under the Unit 1 financing facility; the numerator of 205 represents $205 million of replacement notes secured by the Unit 1 First Lien Mortgage.) TGC's interest in Unit 1 is subject to the lien of the Unit 1 First Lien Mortgage, which secures equally and ratably the 1993 Unit 1 replacement note of $140 million and the 1992 Unit 1 replacement note of $65 million.

    As of December 31, 1993, TGC II owns a 212.75/288.50 undivided interest in Unit 2 with the remaining fractional interest being owned directly by the Utility. (The denominator of 288.50 represents the historical maximum balance of $288.50 million that was originally borrowed under the Unit 2 financing facility; the numerator of 212.75 represents $212.75 million of debt and available loan commitment that remains secured by the Unit 2 First Lien Mortgage.) TGC II's interest in Unit 2 is subject to the lien of the Unit 2 First Lien Mortgage, which secures all remaining secured notes payable outstanding under the Unit 2 financing facility and the 1992 Unit 2 replacement note of $65 million.

    During the repayment periods, the Utility will operate and finance Unit 1 and Unit 2. Under the terms of each financing facility, upon or after each repayment of construction debt or replacement notes by TGC or TGC II through financings by the Utility, the Utility may purchase a proportionate undivided direct interest in the respective unit from TGC or TGC II to the extent such purchase is necessary to enable the Utility to issue, from time to time, first mortgage bonds. Upon such purchase, the undivided interest will be released from the lien of such unit's financing facility. In any event, the Utility may not purchase and the respective subsidiary may not transfer any undivided interest which would cause the fraction of the undivided interest remaining subject to the lien of the respective financing facility to be less than a certain fraction. The numerator of such fraction is the sum of (a) the unused commitment provided by lenders and the outstanding principal amounts owed to the lenders under such financing facility and (b) the principal amount of the respective replacement notes held as security for secured debentures. The denominator of such fraction is (i) $345 million under the Unit 1 financing facility and (ii) $288.5 million under the Unit 2 financing facility. The Utility guarantees the obligations of TGC and TGC II under each respective financing facility.

    The Utility expects, assuming adequate regulatory treatment, to be able to repay the remaining amount due under the Unit 2 financing facility primarily through the receipt of common equity from the Company, internal cash generation and issuance of debt.


<page 27>


    Based upon the December 31, 1993 balance and assuming the approvals of the extensions of the maturities of secured notes payable under the Unit 2 financing facility, maturities and sinking fund requirements for the Utility's long-term debt for the five years following 1993 are as follows:

       First Mortgage   Secured Notes

             Bonds         Payable

                (In Thousands)
1994       $  1,070            -
1995          1,070         1,600
1996          1,070         3,400
1997        131,070        36,900

1998          1,070        36,900


(3)  Redeemable Cumulative Preferred Stocks

    Redeemable cumulative preferred stocks (authorized 1,000,000 shares at $100 par value per share) issued by the Utility and outstanding at December 31, 1993 and 1992, with related redemption prices (at the Utility's option), were as follows:

                              Shares Outstanding  Total Par Value
                Redemption Price (In Thousands) (In Thousands)
  Series        1993     1992     1993   1992    1993    1992
B   4.650%   $100.000   100.000   25.2   26.4   $2,520   2,640
C   4.750     100.000   100.000   14.4   15.0    1,440   1,500
D   11.000    101.570   102.090    3.2    4.4      320     440
E   11.000    101.570   102.090    1.6    2.2      160     220
F   11.000    101.570   102.090    3.2    4.4      320     440
G   11.875    106.927   107.422   48.0   52.0    4,800   5,200

                                  95.6  104.4   $9,560  10,440


    On October 1 of each year, the Utility is required to offer to purchase from the holders of shares in Series B and Series C, at a price not exceeding $100 per share plus accrued dividends, a number of shares equal to 2% of the maximum number of shares of each series outstanding at any one time prior to August 15 of such year. In addition, the Utility is required to redeem, at a price of $100 per share plus accrued dividends, 1,200 shares each of Series D and F and 600 shares of Series E on each March 15
through March 1, 1996.   The requirement to redeem such shares is
cumulative and totals $300,000 on an annual basis. On each June 15 through June 15, 2008, the Utility is required to redeem 4,000 shares of Series G at a price of $100 per share plus accrued dividends; the requirement to redeem such shares is cumulative. The holders of Series G and/or the Utility separately have the noncumulative option for redemption of an additional 4,000 shares on each June 15 at a price of $100 per share plus accrued dividends.

    Charter provisions relating to the preferred stocks and the Bond Indenture under which the bonds are issued contain restrictions as to the payment of cash dividends on common stock of the Utility. At December 31, 1993, the amount of restricted retained earnings was approximately $12,800,000. As discussed in note 2, terms for additional restrictions as to the payment of common dividends became effective during 1992 and 1993 as a result of the amended terms of the Unit 1 and Unit 2 financing facilities.

    In the event of voluntary liquidation of the Utility, holders of the preferred stocks have a preference to the extent of amounts payable on redemption, and in the event of involuntary liquidation, to the extent of par plus accrued dividends.

    The Company has authorized, but unissued, 5,000,000 shares of no par value per share cumulative preferred stock.


<page 28>


(4)  Income Taxes

    Income taxes as set forth in the consolidated statements of earnings consisted of the following components:


                                          1993     1992    1991
                                                (In Thousands)
Charged (credited) to operating
  expenses:
    Current:
         Federal                         $ (356)    655   (2,652)
         State                               94     339      435
                                           (262)    994   (2,217)

    Deferred Federal income taxes         5,515   1,347   12,946

    Investment tax credit adjustments:
         Investment tax credits made
           available through net
           operating loss carrybacks         -       -    (1,911)
         Investment tax credits utilized     89     607       66
         Amortization of accumulated
           deferred investment tax
           credits                       (1,048) (1,051)  (1,024)

                                           (959)   (444)  (2,869)

         Total                            4,294   1,897    7,860


Charged (credited) to other income:

    Current - Federal                       641   1,114      150

    Deferred Federal income taxes            19   2,060    8,080


    Investment tax credit adjustments:

         Investment tax credits made
           available through net
           operating loss carrybacks         -   (2,035)  (7,956)

         Investment tax credits utilized      6       -       -
                                              6  (2,035)  (7,956)

         Total                              666   1,139      274

         Total income taxes              $4,960   3,036    8,134


    The provisions for deferred income taxes for 1992 and 1991 resulted from the following timing differences:

                                                1992      1991
                                               (In Thousands)
Charged (credited) to operating expenses:

    Tax depreciation in excess of book
      depreciation                              $13,615   19,540

    Deferred charges and other costs expensed
      for tax purposes, net                         674    1,943

    Deferred purchased power and fuel costs
      expensed for tax purposes                   1,765    2,049

    Unbilled revenues for tax purposes              519   (1,778)

    Accrual for revenues subject to refund       (5,069)      -

    Minimum tax credit                           (2,608)  (8,085)

    Amortization of excess deferred taxes        (1,153)    (810)

    Change in deferred taxes due to tax net
      operating loss                             (6,256)      -

    Other                                          (140)      87

                                                  1,347   12,946

Charged (credited) to other income:

    Recognition of deferred income taxes         6,256       -

    Minimum tax credit                          (4,196)    8,080

                                                 2,060     8,080

         Total                              $    3,407    21,026

<page 29>


    Total income tax expense for 1993, 1992 and 1991 was less than the amount computed by applying the appropriate statutory
Federal income tax rate to income before income taxes. The reasons for the differences were as follows:

                                            1993   1992    1991
                                             (In Thousands)
Income tax expense at statutory rate    $  5,601   4,633   9,259

Amortization of accumulated deferred
  investment tax credits                  (1,048) (1,051) (1,024)

Amortization of excess deferred taxes       (142) (1,153)   (810)

Effect of tax rate change                    235      -       -

State income tax                              94     339     435

Other - net                                  220     268     274

                                        $  4,960   3,036   8,134

    The Omnibus Budget Reconciliation Act of 1993 (Act) was signed into law on August 10, 1993. Among other provisions, the Act provided, effective January 1, 1993, for a corporate income tax rate increase from 34% to 35% to be phased in for taxable income between $10 million and $18 million. Adjustments have been made to deferred tax amounts to reflect the future reversal of temporary differences at the higher tax rate.

    Under transitional rules of the Tax Reform Act of 1986, certain capital expenditures incurred after December 31, 1985 continued to qualify for investment tax credits (ITC). Accordingly, ITC adjustments reflect credits for the utilized portion of ITC generated in 1990 associated with ITC applicable to transitional property. The Company has ITC carryforwards for Federal income tax purposes of approximately $17,400,000 which are available to reduce future Federal income taxes through 2005.

    The Company generated a Federal minimum tax (MT) for the year ended December 31, 1993. The MT resulted in a net current
Federal income tax expense of approximately $285,000, after utilization of ITC.

    At December 31, 1993, the Company has a net operating loss
(NOL) carryforward for Federal income tax purposes of approximately $28,600,000 which is available to offset future Federal taxable income through 2008. In addition, the Company has minimum tax credit carryforwards of approximately $10,100,000 which are available to reduce future Federal regular income taxes over an indefinite period.

    In order to fully realize the Federal regular tax NOL carryforwards, the Company will need to generate future taxable income of approximately $28,600,000 prior to expiration of the Federal regular tax NOL carryforwards which will expire in 2008. Based on the Company's historical and projected pretax earnings, management believes it is more likely than not that the Company will realize the benefit of the Federal regular tax NOL carryforward existing at December 31, 1993 before such carryforward expires in 2008. In addition, the remaining deferred tax assets, exclusive of the MT credit carryforwards, are considered current and expected to reverse in the next twelve months.

    The Company's consolidated Federal income tax returns for the years 1987 through 1989 have been examined by the Internal Revenue Service resulting in a revenue agent report (RAR). The Company's carryforwards referred to above and the accompanying consolidated financial statements reflect adjustments resulting from the RAR. The RAR had no effect on the Company's results of operations.

    On January 1, 1993, the Company implemented Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." Prior to implementation of SFAS 109, the Company accounted for income taxes under Accounting Principles Board Opinion No. 11 (APB 11). Implementation of SFAS 109 changed the method of accounting for income taxes from the deferred method required under APB 11 to the asset and liability method. Under the deferred method, annual income tax expense was matched with pretax accounting income by providing deferred taxes at the then current tax rates for timing differences between pretax accounting income and taxable income. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities at enacted tax rates expected to be in effect when such temporary differences are realized or settled. The Company elected to implement SFAS 109 on a prospective basis.

    SFAS 109 provides that regulated enterprises are allowed to recognize adjustments resulting from the adoption of SFAS 109 as regulatory tax assets or liabilities if such amounts are probable of being recovered from or returned to customers through future rates.

    Deferred taxes recorded under APB 11 were attributable primarily to differences associated with book and tax depreciation. Temporary differences under SFAS 109 include all items considered timing differences under APB 11, as well as certain new items including (1) a reduction in the depreciable tax basis due to ITC, (2) ITC accounted for under the deferred method and (3) prior flow-through treatment of tax benefits.

    Adoption of SFAS 109 has affected the consolidated balance sheet due to deferred Federal income tax effects for temporary differences associated with prior flow-through ratemak


<page 30>

ing accounting practices, treatment of tax rate changes and unamortized ITC. Unamortized ITC represent amounts being shared with customers as future revenue requirements are reduced by the amortization of accumulated deferred ITC. This gives rise to a corresponding regulatory liability to reflect the ratemaking treatment.

    SFAS 109 requires the recognition of regulatory and deferred tax assets and liabilities for the cumulative unrecognized temporary differences. The result as of January 1, 1993 of implementing SFAS 109 was as follows:

                       December 31,  Reclassi-   January 1,
                             1992    fications    1993
                                   (In Thousands)
Assets:
Deferred charges           $ 49,422   (20,262)   29,160
Regulatory tax assets           -      17,974    17,974
Accumulated deferred taxes
    on income - current         -       6,006     6,006

                           $ 49,422     3,718    53,140


Liabilities:
Accrued taxes              $ 22,243    (3,756)   18,487
Accumulated deferred taxes
    on income - noncurrent   93,879   (15,719)   78,160
Regulatory tax liabilities      -      23,193    23,193

                           $116,122     3,718   119,840



    The above reclassifications resulted from the recognition of regulatory and deferred tax assets and liabilities for the cumulative unrecognized temporary differences and reclassification of certain other balances to comply with the provisions of SFAS 109. The implementation of SFAS 109 did not result in any significant charge to operations.

    The tax effects of temporary differences that gave rise to significant portions of net current accumulated deferred taxes on income and net noncurrent accumulated deferred taxes on income at December 31, 1993 are presented below (in thousands):

Current accumulated deferred taxes on income:
  Deferred tax assets:
    Unbilled revenues                               $   6,914
      Revenues subject to refund                        1,053
        Other                                           1,435

                                                        9,402

  Deferred tax liability - Deferred purchased
    power and fuel costs                               (5,151)
       Current accumulated deferred taxes
         on income, net                             $   4,251


Noncurrent accumulated deferred taxes on income:
  Deferred tax assets:
    Minimum tax credit carryforwards               $   10,067
    Federal regular tax NOL carryforwards              10,005
    Other                                               1,036

                                                       21,108

  Deferred tax liabilities:
    Utility plant, principally due to depreciation
      and capitalized basis differences              (101,839)
    Deferred rate case expenses                        (2,553)
    Deferred loss on reacquired debt                   (1,823)
    Deferred accounting treatment                      (1,617)
    Other                                                 729

                                                     (107,103)

      Noncurrent accumulated deferred taxes
        on income, net                              $ (85,995)

(5)  Commitments and Contingencies

    In October 1991, the second unit of TNP One, the Utility's two-unit, 300-megawatt, circulating fluidized bed generating facility, was completed and successfully placed in operation. At December 31, 1993, the costs of Unit 1 totalled approximately $357 million and the costs of Unit 2 totalled approximately $282.9 million.

    The Utility has received rate orders (in Docket Nos. 9491 and 10200) from the PUCT placing the majority of the costs of the two units of TNP One in rate base, resulting in rate increases for the Utility's Texas customers. In Docket No. 9491, the PUCT disallowed from rate base approximately $39.5 million of the costs of Unit 1. On appeal, a State district court overturned the disallowances; however, a Texas Court of Appeals rendered a judgment partially reversing the State district court. In its October 16, 1992 rate order in Docket No. 10200, the PUCT disallowed $21.1 million of the costs of Unit 2 . On rehearing of Docket No. 10200, the PUCT unexpectedly reversed consistent precedent to adopt a new methodology for calculating the amount allowed in rates for Federal income taxes. The immediate result was a reduction in the rate increase previously granted on October 16, 1992. Each of the rate orders is the subject of continuing appellate process in the courts. Further detailed information of Docket Nos. 9491 and 10200 is provided below.

    In litigating Docket Nos. 9491 and 10200, the Utility's


<page 31>

opponents are seeking, among other things, lower rates and greater disallowances, and the Utility is seeking higher rates and no disallowances. While the ultimate outcome of these cases and of other matters discussed below cannot be predicted, the Utility is vigorously pursuing their favorable conclusion. Material adverse resolution of certain of the matters discussed below would have a material adverse impact on earnings in the period of resolution.


PUCT Docket No. 9491

    On February 7, 1991, in Docket No. 9491, the PUCT approved an increase in annualized revenues of approximately $36.7 million, or 67% of the Utility's original $54.9 million rate request filed in 1990. The approval allowed $298.5 million of the costs of TNP One, Unit 1 in rate base; however, the PUCT disallowed $39.5 million of the requested investment costs of $338 million for that unit. Additional Unit 1 costs, not requested in Docket No. 9491, were included in the Utility's subsequent Texas rate request, Docket No. 10200, filed on April 11, 1991.

    In Docket No. 9491 in Finding of Fact No. 84 (FF No. 84), the PUCT also found that the Utility failed to prove that its decision to start construction of Unit 2 was prudent. Since the costs incurred for Unit 2 construction were not at issue in the Docket No. 9491 proceeding, the quantification of a disallowance, if any, that might result from this finding was to be determined subsequently in Docket No. 10200.

    On June 5, 1991, the Utility filed a petition in a Travis County district court which sought to overturn the PUCT's ruling regarding the disallowances and prudence decisions in Docket No. 9491. Certain intervenors also appealed other aspects of the PUCT's decisions in Docket No. 9491. On July 6, 1992, the presiding judge of the district court signed a judgment finding that the PUCT's disallowance of rate base treatment for certain costs of Unit 1 was in error and that the PUCT's "decision to deny $39,508,409 in capital costs for TNP One Unit 1 is not supported by substantial evidence and is arbitrary and capricious."

    The Utility, the PUCT and certain of the intervenor cities (the Cities) appealed the district court's judgment regarding the appeal of the PUCT's decision in Docket No. 9491 to the Third District Court of Appeals in Austin, Texas. The Utility's appeal related to the district court s decision which upheld the PUCT finding that the Utility failed to prove that its decision to start construction of Unit 2 was prudent and certain other matters. The PUCT and the Cities sought to reinstate the disallowances, and the Cities sought, among other things, to deny rate base treatment and to significantly lower rates granted by the PUCT.

    On August 25, 1993, the Third District Court of Appeals rendered a judgment partially reversing the district court and affirming the PUCT s disallowances for $30.4 million of the total $39.5 million. The Court of Appeals judgment states that the district court erred in (1) reversing that part of the PUCT's order disallowing "the Compressed Schedule Payment, the Force Majeure Payment, and a portion of the increased costs for the installation of a natural gas pipeline in Change Order No. 9,
Item 2;" (2) affirming that part of the PUCT's order dealing with the prudence of the decision to construct Unit 2 (FF No. 84); and
(3) affirming that part of the PUCT's order that failed to pass on to ratepayers the federal income tax savings for expenses disallowed by the PUCT. The Court of Appeals remanded the cause to the district court with instructions that the cause be remanded to the PUCT for proceedings not inconsistent with the appellate opinion.

    On September 9, 1993, the Utility, the Cities and the PUCT filed motions for rehearing with the Court of Appeals. The PUCT is not expected to act upon the district court's ordered remand, discussed above, until the appellate process, including appeals to the Texas Supreme Court, has been completed.

    Based upon the opinions of the Utility's Texas regulatory counsel, Johnson & Gibbs, a Professional Corporation, management believes that it will prevail in obtaining a remand of a significant portion of the disallowances in Docket No. 9491; however, the ultimate disposition and quantification of these items cannot presently be determined. Accordingly, no provision for any loss that may ultimately be required upon resolution of these matters has been made in the accompanying consolidated financial statements.

    If the Utility is not successful in obtaining a final favorable disposition in the appellate proceedings relating to the disallowances in Docket No. 9491, a write-off of some portion of the $39.5 million disallowances would be required, which could result in a significant negative impact on earnings in the period of final resolution.


PUCT Docket No. 10200

    On April 11, 1991, the Utility filed a rate application, Docket No. 10200, with the PUCT for inclusion of $275.2 million of capital costs of Unit 2 and $16.1 million of additional capital costs of Unit 1 in the Utility's rate base.

    The Administrative Law Judge (ALJ) in Docket No. 10200 initially required briefs of all parties on the issue of whether the inclusion of Unit 2 in the Utility's rate base would be precluded by the PUCT finding in Docket No. 9491, FF No. 84, that the Utility failed to prove that its decision to start construction of Unit 2 was prudent. In its brief to the ALJ, the Utility argued that FF No. 84 could not have the effect of barring litigation in Docket No. 10200 of all aspects of Unit 2 costs, asserting that evidence as to Unit 2 costs presented in Docket No. 9491 had been presented for the purpose of discussion of facilities which were common to both Unit 1 and Unit 2. The General Counsel of the PUCT argued that the issue of the Utility's prudence as to Unit 2 was barred by FF No. 84 and requested that the Utility's entire prudence testimony in Docket No. 10200 be stricken, along with all associated schedules and exhibits.

    The ALJ ruled on June 7, 1991 that the PUCT's finding in


<page 32>

Docket No. 9491 could not be relitigated in Docket No. 10200. However, the ALJ determined that the PUCT did not decide "what specific action by TNP, instead of beginning construction when it did, would have been prudent" and that the PUCT did not "quantify the disallowance resulting from its finding that TNP had failed to prove that beginning construction of Unit 2 was prudent." Therefore, the ALJ concluded that the parties could raise those particular issues in Docket No. 10200. The ALJ further stated that, "The disallowance, if any, will be determined using principles set forth in previous cases regarding prudence." The ALJ determined that, in order for the Utility's request for inclusion of the Unit 2 investment in rate base as plant in service to be considered, the Utility must present a prima facie case in its direct testimony as to how a disallowance resulting from FF No. 84 should be quantified. The Utility appealed the ALJ's ruling to the PUCT, which voted not to hear the appeal. On August 16, 1991, the Utility filed supplemental prudence testimony, under protest, responding to the ALJ's order and supporting the Utility's entitlement to rate base treatment for the costs of Unit 2. In its supplemental testimony, the Utility contended that it prudently could have released Unit 2 for construction in February 1989, rather than September 1988, when the unit was actually released. The Utility argued that this alternative would cost no less than the actual cost of Unit 2, and thus no disallowance should result from any imprudence in releasing Unit 2 for construction in September 1988. Two intervenors in this proceeding objected to the Utility's presentation of a prudent alternative, but the PUCT included such evidence in the record.

    In a "final" order dated October 16, 1992, the PUCT commissioners approved an increase in annualized revenues of $26 million, or 72% of the Utility's original $35.8 million requested increase. The PUCT's order determined that the reasonable costs for Unit 2 were $261.8 million. The PUCT allowed in rate base $250.7 million of the $275.2 million requested for Unit 2 costs. The difference between the $261.8 million in costs found to be prudent by the PUCT and the $282.9 million total costs of Unit 2 consisted of disallowances of approximately $21.1 million. The PUCT also determined that $11.1 million of Unit 2 costs will be addressed in a future Texas rate application.

    The order in Docket No. 10200 also allowed approximately $15.3 million of the requested approximately $16.1 million of Unit 1 costs not sought by the Utility in Docket No. 9491. The approximately $800,000 disallowance was primarily related to debt service on disallowed costs determined in Docket No. 9491.

    Subsequent to the issuance of the "final" order on October 16, 1992, motions for rehearing of certain issues were filed by parties to the case. On December 22, 1992, the PUCT issued an Order on Rehearing which reduced the $26 million increase in annualized revenues that was originally granted by the PUCT in its order on October 16, 1992.

    The primary issue in the Order on Rehearing was the PUCT's reversal of its original Docket No. 10200 order as to the use of the "return method" for calculating the amount allowed in cost of service for the Utility's Federal income tax expense. The "return method" of computing Federal income tax expense requested by the Utility followed consistent precedent of the PUCT. The concept of the return method is to match a utility s taxes with the same revenues and expenses included in rates. The new method adopted by the PUCT in the Order on Rehearing flowed through to ratepayers the tax benefits of expenses disallowed and not
included in rates.    The net effect of this Order on Rehearing
was a decrease of approximately $7 million from the October 16, 1992 order, resulting in a $19 million increase in annualized revenues.

    On January 26, 1993, the PUCT considered motions for rehearing on the December 22, 1992 Order on Rehearing but did not alter the $19 million increase in annualized revenues or the disallowances. In its Order on Rehearing, dated February 4, 1993, the PUCT ordered the Utility to seek a private letter ruling from the Internal Revenue Service (IRS) to determine if the Order on Rehearing resulted in violations of the "normalization" rules concerning investment tax credits and accelerated tax depreciation on public utility property.

    The PUCT's February 4, 1993 Order on Rehearing stated that the tax method utilized does not violate the "normalization" rules of the Internal Revenue Code; however, a December 1992 private letter ruling of the IRS to an unrelated utility indicates that regulatory treatment which flows through tax benefits of investment tax credits on disallowed public utility property violates the "normalization" rules. A "normalization" violation ultimately results in a utility's loss of benefits from investment tax credit and/or accelerated depreciation on public utility property. Without the curative action of the PUCT on March 10, 1993, discussed in the following paragraph, an IRS determination that a "normalization" violation had occurred would subject the Utility to paying additional income taxes for the amount of the accumulated deferred investment tax credits as of the time of the violation and taxes on the amount of tax depreciation in excess of book depreciation for all tax years open for IRS review.

    On March 10, 1993, the PUCT considered motions for rehearing on the February 4, 1993 Order on Rehearing and expressed its position that its earlier actions not create a "normalization" violation for the Utility. As a result, in its Order on Rehearing, dated March 18, 1993, the PUCT ordered that the Utility be granted, subject to refund, an additional $1.6 million in annualized revenues which matches recovery in rates with only the investment tax credits and accelerated tax depreciation related to utility property included in rate base. Accordingly, the benefits of investment tax credits and accelerated tax depreciation related to disallowed public utility property would not be passed through to ratepayers; therefore, the Utility believes that the "normalization" rules with respect to


<page 33>

investment tax credits and accelerated tax depreciation would not be violated. Further, the PUCT affirmed its February 4, 1993 Order on Rehearing directing the Utility to seek a private letter ruling from the IRS to determine if the earlier methodology adopted in the December 22, 1992 Order on Rehearing would violate the "normalization" rules concerning investment tax credits and accelerated tax depreciation on public utility property. If the IRS determines that the PUCT's December 22, 1992 order would not constitute a "normalization" violation, then the additional $1.6 million in annualized revenues would be revoked by the PUCT, and the Utility would be required to refund excess amounts collected. The PUCT did not reverse its December 22, 1992 position to pass through to ratepayers the tax benefits of interest charges related to disallowed public utility property. The net resultant effect of Docket No. 10200 (by the PUCT action of March 10, 1993) is an increase in annualized revenues of $20.6 million, of which $1.6 million is subject to refund.

    The March 18, 1993 Order on Rehearing was appealed by the Utility and certain intervening parties to a State district court. Because of the Court of Appeals judgment relating to FF No. 84 in the Docket No. 9491 appeals, the presiding judge in the State district court for the Docket No. 10200 appeal has ordered that the procedural schedule in this appeal be abated until final resolution of the FF No. 84 issue in Docket No. 9491. The Utility will vigorously pursue reversal of the PUCT's new position regarding Federal income tax expense in addition to seeking judicial relief from the disallowances and certain other rulings by the PUCT in Docket No. 10200.

    During the third quarter of 1993, the Utility refunded, to the appropriate Texas customers, amounts collected under bonded rates in excess of the $20.6 million in annualized revenues granted on rehearing in Docket No. 10200. The refund (approximately $18 million, including interest) was related to the period beginning on the effective date for bonded rates (October 16, 1991) through April 1993.

    After receiving PUCT approval on October 19, 1993, the Utility filed, on October 20, 1993, a request with the IRS for a private letter ruling on the issue of a "normalization" violation resulting from the PUCT's proposed treatment of investment tax credits and accelerated tax depreciation. Revenues related to the conditionally granted $1.6 million annualized increase will not be refunded unless the IRS determines that a "normalization" violation would not result from flowing through benefits of investment tax credits and accelerated tax depreciation related to disallowed public utility property. If the IRS so determines, a refund will be made after that determination. Accordingly, revenues associated with the $1.6 million annualized increase have not been recognized in results of operations as of December 31, 1993, and a provision for revenues subject to refund, including interest, has been made for $3.4 million in the consolidated balance sheet as of December 31, 1993. The Utility expects to receive the private letter ruling in 1994.

    Based upon the opinions of the Utility's Texas regulatory counsel, Johnson & Gibbs, a Professional Corporation, management believes that it will prevail in obtaining a remand of a significant portion of the disallowances in Docket No. 10200; however, the ultimate disposition and quantification of these items cannot presently be determined. Accordingly, no provision for any loss that may ultimately be required upon resolution of these matters has been made in the accompanying consolidated financial statements.

    If the Utility is not successful in obtaining a final favorable disposition in the appellate proceedings relating to the disallowances in Docket No. 10200, a write-off of some portion of the $21.9 million disallowances would be required, which could result in a significant negative impact on earnings in the period of final resolution.

Other TNP One Matters

    In Docket No. 9491, the Utility requested deferred accounting treatment (DAT) for Unit 1 which would (1) defer $1.4 million and $2.8 million of operating costs and interest costs, respectively,
(2) recover such amounts in rates through amortizations over the life of the unit and (3) include such unamortized amounts in the Utility's rate base, thereby recovering a carrying cost on the unamortized amount.

    The PUCT granted the Utility's DAT request except the inclusion of interest costs ($2.8 million) in rate base. In the final order meeting for Docket No. 9491, the PUCT commissioners indicated that their decision to exclude interest costs from the Utility's rate base was influenced by a recent appeals court ruling. In that ruling, which involved an appeal of a decision by the PUCT granting DAT to an unrelated electric utility, the appeals court found that the DAT component for interest costs could not be included in rate base. The electric utility has filed an application for writ of error with the Texas Supreme Court regarding the appeals court ruling. The ultimate effect of the appeals court ruling on the order granting DAT for Unit 1 is uncertain at this time.

    The Utility entered into a fuel supply agreement dated November 18, 1987 with Phillips Coal Company (Phillips), owner of a 300-million-ton lignite reserve in Robertson County in proximity to TNP One. The agreement provides for a lignite fuel source for the 38-year life of TNP One. Phillips subsequently entered into an agreement with a subsidiary of Peter Kiewit Sons', Inc. for development of the lignite mine by a joint venture partnership, Walnut Creek Mining Company. Unit 1 and Unit 2 are capable of utilizing Western coal, petroleum coke and natural gas as alternative fuel sources.

  Legal Actions

    The Utility is involved in various claims and other legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Utility's and the Company's consolidated financial position.


<page 34>

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA (UNAUDITED)

    The following selected quarterly consolidated financial data is unaudited, and, in the opinion of the Company's management, is a fair summary of the results of operations for such periods:

                              March 31  June 30   Sept. 30  Dec. 31
                               (In thousands - except per share amounts)

1993

Operating revenues           $103,150     107,530      150,067      113,495

Net operating income         $ 14,454      15,722       29,576       18,488

Net earnings (loss)          $ (1,866)       (410)      13,579          302

Earnings (loss) available
  for common stock           $ (2,099)       (634)      13,368           91

Weighted average number of
  common shares outstanding    10,604      10,626       10,653       10,680

Earnings (loss) per share of
  common stock               $  (0.20)      (0.06)        1.25         0.01

Dividends per share of
  common stock               $ 0.4075      0.4075       0.4075       0.4075

1992

Operating revenues           $ 98,719     105,847      137,287      101,974

Net operating income         $ 15,625      19,669       29,110       12,599

Net earnings (loss)          $   (772)      2,881       12,653       (3,832)

Earnings (loss) available
  for common stock           $ (1,027)      2,635       12,420       (4,066)

Weighted average number of
  common shares outstanding     8,333       8,406        8,492        8,945

Earnings (loss) per share
  of common stock            $ (0.12)        0.31         1.46        (0.45)

Dividends per share of
  common stock               $0.4075       0.4075       0.4075       0.4075


    Generally, variations between quarters reflect seasonal variations in sales, increases in the weighted average number of common shares outstanding and other factors. In addition, quarterly results of operations have been affected by implementation in 1993 of Statement of Financial Accounting Standards No. 106, Employers Accounting for Postretirement Benefits Other Than Pensions, variations in interest charges, rate orders received by the Utility, customer growth and changes in customer usage. See notes 1(j), 2 and 5 to the consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for a discussion of these matters.


<page 35>


SELECTED ANNUAL CONSOLIDATED FINANCIAL DATA

                                                 1993      1992     1991    1990      1989
                                  (In thousands except per share amounts and
percents)
Operating revenues                         $    474,242    443,827    441,343   397,289 378,289
Power purchased for resale                 $    200,183    174,257    216,818   253,416 257,259
Total operating expenses                   $    396,002    366,824    378,778   360,220 349,755
Net operating income                       $     78,240     77,003     62,565    37,069  28,534
Net earnings                               $     11,605     10,930     19,533    16,352  16,759
Earnings available for common stock        $     10,726      9,962     18,455    15,137  15,408



Common shares outstanding:

Weighted average                                 10,641      8,545      8,275    8,207    8,130
End of year                                      10,696     10,598      8,318    8,238    8,179



Per share of common stock:

Earnings                                     $     1.01       1.17       2.23     1.84     1.90
Cash dividends declared                      $     1.63       1.63       1.63     1.63     1.55
Book value                                   $    19.97      20.62      21.45    20.86    20.66



Total assets (1)                             $1,105,237  1,182,707  1,122,591  807,854  442,840


Capitalization:

Common stock equity                          $  213,627    218,535    178,388  171,839  168,946
Redeemable cumulative preferred stocks            9,560     10,440     11,320   12,600   13,880
Long-term debt, net of amount
  due within one year (2, 3, 4)                 678,994    742,087    525,060  350,301  134,893

    Total capitalization                   $    902,181    971,062    714,768  534,740  317,719


Capitalization ratios:

Common stock equity                               23.7%       22.5       25.0     32.1     53.2
Redeemable cumulative preferred stocks             1.1         1.1        1.6      2.4      4.4
Long-term debt, net of amount due
  within one year (2, 3)                          75.2        76.4       73.4     65.5     42.4

    Total capitalization                         100.0%      100.0      100.0    100.0    100.0


Short-term debt:

Long-term debt due within one
  year (2, 3, 4)                             $    1,070     10,288    201,276   78,570      516
Notes payable to banks, unsecured (3)                                  36,000   41,900   13,900

                                             $    1,070     10,288    237,276  120,470   14,416

(1) The significant increases in total assets for 1990 and 1991 reflect the assumption of the costs of Unit 1 and Unit 2, respectively. Unit 1 and Unit 2 are two 150-megawatt lignite-fueled generating units using circulating fluidized bed technology. See Management's Discussion and Analysis of Financial Condition and Results of Operations and notes 2 and 5 to the consolidated financial statements for more information about the units.

(2) The significant increases in long-term debt in 1990 and 1991 reflect the assumption of the debt obligations of the financing facilities related to Unit 1 and Unit 2, respectively. See note 2 to the consolidated financial statements for more information about the financing facilities.

(3) With proceeds from the issuances of long-term debt securities in January 1992, the Utility repaid and prepaid certain amounts under the Unit 1 and Unit 2 financing facilities and repaid a portion of outstanding unsecured notes payable to banks.

(4) With proceeds from the issuances of long-term debt securities in September 1993, the Utility prepaid additional amounts under the Unit 1 and Unit 2 financing facilities. See note 2 to the consolidated financial statements for more information.

See Management's Discussion and Analysis of Financial Condition and Results of Operations and note 5 to the consolidated financial statements for discussion of material uncertainties which might cause the information above not to be indicative of future financial condition or results of operations.


<page 36>


SELECTED ELECTRIC OPERATING STATISTICS

                                              1993       1992         1991       1990       1989
Operating revenues - thousands
  of dollars:

    Residential                        $    193,484     175,885      176,651    153,844    143,070
    Commercial                              138,680     128,550      119,745    102,320     95,302
    Industrial                              124,474     121,027      128,356    125,640    125,098
    Other                                    17,604      18,365       16,591     15,485     14,819

    Total                              $    474,242     443,827      441,343    397,289    378,289


Sales thousand kilowatt-hours:

    Residential                          2,047,360    1,947,593    2,017,349  1,998,727  1,915,772
    Commercial                           1,567,083    1,499,927    1,485,211  1,441,275  1,363,518
    Industrial                           2,567,552    2,508,837    2,798,369  2,848,020  2,796,162
    Other                                  104,882      109,954      115,406    133,549    136,701

    Total (a)                            6,286,877    6,066,311    6,416,335  6,421,571  6,212,153


Number of customers end of period:

    Residential                           181,289       178,154      174,859    172,560     170,860
    Commercial (b)                         30,235        30,359       30,300     30,161      29,828
    Industrial (b, c)                         141           155          160        173         188
    Other                                     246           229          230        227         229

    Total                                 211,911       208,897      205,549    203,121      201,105

Average annual use per residential
    customer KWH                           11,362        11,003       11,584     11,613       11,236

Average annual revenue per residential
    customer dollars                        1,067           987        1,010        892          839

Average revenue per KWH sold
    residential - cents                      9.45          9.03         8.76       7.70         7.47

Average revenue per KWH sold
    total sales - cents                      7.54          7.32         6.88       6.19         5.98


Source net generated and purchased
    thousand kilowatt-hours:

         Generated                      2,363,493     2,247,664    1,337,366    395,852          198
         Purchased                      4,385,697     4,261,129    5,452,132  6,375,418    6,596,650

         Total (a)                      6,749,190     6,508,793    6,789,498  6,771,270    6,596,848

Average cost per KWH generated and
    purchased - cents                        4.13          3.86         3.94       3.92         3.94

Net utility plant - in thousands of
  dollars                              $1,005,995     1,015,709    1,016,602    728,989      363,242

Electric line total pole miles             10,532        10,472       10,397     10,335       10,280

Estimated population served at retail     616,000       605,000      595,000    587,000      581,000

Total employees                             1,051         1,086        1,104      1,121        1,105

(a) Difference between total sources and total sales represents
Utility use and line losses.

(b) Three and seven industrial customers became commercial customers during 1993 and 1991, respectively.

(c) Ten industrial customers were combined into two industrial customers for billing purposes during 1993.


<page 37>


COMMON STOCK INFORMATION

    In February 1994, the Company's Board of Directors declared quarterly common stock dividends of $0.4075 per share. This produces an indicated annual dividend of $1.63 per share. None of the dividends paid during 1993 constituted a return of capital.

    As of December 31, 1993, the Company had 7,031 common shareholders of record.

    During 1993, the Company obtained $1.7 million of new capital during the year by issuing 98,296 shares of common stock to the Dividend Reinvestment and Stock Purchase Plan and the Utility's
Thrift Plan for Employees.

    The Company has a Shareholder Rights Plan which is described in note 1(m) to the consolidated financial statements.

    Charter provisions, bond indentures, and financing facilities contain certain restrictions as to the payment of cash dividends on common stock of the Utility. Explanations of these restrictions are included in notes 2 and 3 to the consolidated financial statements.


Quarterly Dividends Paid Per Share *

                     1993     1992
1st Quarter       $0.4075    0.4075
2nd Quarter        0.4075    0.4075
3rd Quarter        0.4075    0.4075
4th Quarter        0.4075    0.4075

    Yearly        $1.6300    1.6300

*Through 1993, TNP Enterprises, Inc., or its predecessor companies, paid 232 consecutive quarterly dividends.


Market Price Range Price of Common Stock
(as reported by the New York Stock Exchange)

                          1993                 1992
                     High      Low        High       Low
1st Quarter        $19 3/8    18 1/8     21 1/4     19
2nd Quarter         19 1/2    17 1/2     20 3/4     18 1/2
3rd Quarter         17 7/8    14 5/8     21 5/8     17 1/4
4th Quarter         17 3/4    16 3/8     21 1/2     17 1/4

    Yearly         $19 1/2    14 5/8     21 5/8     17 1/4



<page 38>


DIRECTORS AND OFFICERS

Board of Directors

TNP Enterprises, Inc. and
Texas-New Mexico Power Company


R. D. Woofter (19), A, B, C, D
Chairman
TNP Enterprises, Inc.
Texas-New Mexico Power Company
Fort Worth, Texas

R. Denny Alexander (5), A, B
Owner
R. Denny Alexander & Co.
    (investment management)
Fort Worth, Texas

Cass O. Edwards II (19), A, C
Managing Partner
Edwards-Geren Limited
   (ranching and farming)
Fort Worth, Texas

John A. Fanning (10), A, B
Executive Vice President
Snyder Oil Corporation

Fort Worth, Texas


Harris L. Kempner, Jr. (14), B, D
President
Kempner Capital Management
Galveston, Texas


Dr. T. S. Mackey, P.E.* (17), C, D
President
Key Metals & Minerals Engineering Corp.
Texas City, Texas


Dwight R. Spurlock (1), B, D
Interim President & Chief Executive Officer
TNP Enterprises, Inc.
Texas-New Mexico Power Company
Fort Worth, Texas


Gail Potts Williamson** (1)
Chairman of the Board
Williamson-Dickie Manufacturing Company
Fort Worth, Texas


 *A member of the Board and Committees until the time of his death on February 25, 1994

**Advisory Director-TNP Enterprises, Inc. and
    Texas-New Mexico Power Company

(A) Audit Committee
(B) Financial Committee
(C) Personnel, Organization and Nominating Committee
(D) Administrative Committee of Employee Benefits

(Numerals indicate years on board)



Officers
TNP Enterprises, Inc.


D. R. Spurlock
Interim President &
Chief Executive Officer


D. R. Barnard
Vice President &
Chief Financial Officer


M. D. Blanchard
Secretary


M. W. Smith
Treasurer


B. Jan Adkins
Assistant Secretary



Officers
Texas-New Mexico Power Company


D. R. Spurlock
Interim President &
Chief Executive Officer
Retired in 1992 with 33 years of service


D. R. Barnard (32)
Sector Vice President -
Chief Financial Officer


J. V. Chambers, Jr. (15)
Sector Vice President -
Revenue Production


M. C. Davie (29)
Vice President - Corporate Affairs


A. B. Davis (28)
Vice President - Chief Engineer


L. W. Dillon (18)
Vice President - Operations


R. J. Wright (14)
Vice President -
Corporate Services/Generation


T. R. Ownby (20)
Assistant Vice President


M. D. Blanchard (10)
Secretary & General Counsel


M. W. Smith (7)
Treasurer


B. Jan Adkins (24)
Assistant Secretary


P. L. Bridges (3)
Assistant Treasurer


G. L. Spooner (24)
Assistant Treasurer

(Numerals indicate years of service)


Division Managers
Texas-New Mexico Power Company


J. L. Sears (19)
Central Division


C. N. Bundick (20)
New Mexico Division


D. L. Hudson (41)
Northern Division


D. H. Bryson (32)
Southeast Division


J. W. Garrison (38)
Western Division

Numerals indicate years of service)

<PAGE 39>

SHAREHOLDER INFORMATION

Annual Meeting

    The annual meeting of TNP Enterprises, Inc. will be held Thursday, April 28, 1994 at 11:00 a.m., Central Time, at 4100 International Plaza, Fort Worth, Texas. In connection with this meeting, proxies will be solicited by the Board of Directors of the Company. A notice of the meeting, together with a proxy statement, a form of proxy and the Annual Report to Shareholders for 1993, were mailed on or about March 28, 1994 to shareholders of record as of March 9, 1994.

Form 10-K Available

    TNP Enterprises, Inc. will file its annual report on Form 10-K with the Securities and Exchange Commission by March 30, 1994. Many of the SEC's 10-K information requirements are satisfied by this 1993 annual report. However, a copy of the Form 10-K, including the consolidated financial statements and schedules, will be available without charge after March 31, 1994 by writing to the Treasurer of TNP Enterprises, Inc., P.O. Box 2943, Fort Worth, Texas, 76113.

    The information contained in this report is given in response to general requests for information about the Company, and not in connection with any sale, offer of sale or solicitation of an offer to buy any securities.


Registrar, Transfer Agent and
Dividend Disbursing Agent for
Preferred Stocks and Common Stock
Society National Bank
3200 Renaissance Tower
1201 Elm Street
Dallas, Texas 75270
1-800-527-7844


<page 40>